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                                Prospectus Supplement filed under Rule 424(b)(3)
                                                   Registration Number 333-60686

         Prospectus Supplement dated July 24, 2001 to Prospectus dated
                       July 6, 2001 of LendingTree, Inc.

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-K

                                 CURRENT REPORT


                     Pursuant to Section 13 or 15(d) of the
                         Securities Exchange Act of 1934



                Date of Report (Date of earliest event reported)
                          July 24, 2001 (July 13, 2001)



                                LENDINGTREE, INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



          DELAWARE                                             25-1795344
          --------                                             ----------
(State or other jurisdiction           000-29215            (I.R.S. Employer
    of incorporation)           Commission File Number   Identification Number)



11115 RUSHMORE DRIVE
CHARLOTTE NC                                                    28277
-------------                                                   -----
(Address of principal executive offices)                        (Zip code)



                                 (704) 541-5351
              ----------------------------------------------------
              (Registrant's telephone number, including area code)



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ITEM 5.  OTHER EVENTS


ON JULY 13, 2001, THE COMPANY AND GE CAPITAL COMMERCIAL SERVICES, INC. ("GE") ENTERED INTO A LOAN AND SECURITY AGREEMENT. UNDER THIS ARRANGEMENT, GE WILL PROVIDE A SENIOR SECURED REVOLVING CREDIT FACILITY OF UP TO $15 MILLION. THE FACILITY HAS A TWO-YEAR TERM AND WILL BE SECURED BY THE COMPANY'S ACCOUNTS RECEIVABLE. AS OF JUNE 30, 2001 THE COMPANY HAD NET ACCOUNTS RECEIVABLE OF $8.5 MILLION. BORROWINGS WILL BE LIMITED TO 85% OF THE ELIGIBLE ACCOUNTS RECEIVABLE FROM PARTICIPANTS IN THE COMPANY'S LENDING EXCHANGE AND WILL BEAR INTEREST AT THE PRIME RATE. THE COMPANY WILL ALSO PAY GE A FEE EQUAL TO 0.115% OF THE ELIGIBLE ACCOUNTS RECEIVABLE ARISING DURING THE TERM OF THE FACILITY. ELIGIBLE ACCOUNTS RECEIVABLE ARE SUBJECT TO SIGNIFICANT FLUCTUATION FROM PERIOD TO PERIOD. CONCURRENT WITH THE CLOSING OF THIS CREDIT FACILITY WITH GE, THE COMPANY TERMINATED ITS REVOLVING CREDIT AGREEMENT WITH THE UNION LABOR LIFE INSURANCE COMPANY ("ULLICO") AND WILL ISSUE ULLICO A WARRANT TO PURCHASE 40,000 SHARES OF COMMON STOCK AT AN EXERCISE PRICE OF $.01 PER SHARE.

ON JULY 23, 2001 THE COMPANY ISSUED A PRESS RELEASE TO ANNOUNCE ITS SECOND QUARTER 2001 FINANCIAL RESULTS. A FULL TEXT OF THE RELEASE IS ATTACHED AS
EXHIBIT 99.

On July 24, 2001 the Company announced that it has accepted the resignation of Dale M. Gibbons from the Company's Board of Directors, effective immediately, following his resignation from Zions Bancorporation. Filling the vacancy on the board will be Zions Bancorporation Executive Vice President, Michael A. DeVico, 40, appointed as a class III director by LendingTree's board at a meeting held on July 13, 2001.

Before his appointment as the executive vice president for operations and information systems for Zions Bancorporation, June 2001, Mr. DeVico was chief executive officer of Xpede, a technology company supporting the financial services industry with enterprise software solutions, Jan 2000 to April 2001. Xpede's technology related assets were recently acquired by a major provider of technology to the financial services industry. Previous to his time at Xpede, Mr. DeVico was with Bank of America, during which time he held positions that included executive vice president for the Integrated eCommerce Strategy and Business Solutions, March 1999 to Jan 2000, executive vice president, Interactive Banking Division, October 1997 to February 1999, and chief executive officer of the bank's Midwest Retail Division from August 1995 to October 1997. Previously, Mr. DeVico also held positions in operations and information systems management at Bankers Trust Company and Chase Manhattan Bank. Mr. DeVico is a graduate of St. John's University where he earned an MBA degree in finance.

ITEM 7. FINANCIAL STATEMENTS AND EXHIBITS

(a)      Financial statements of business acquired - Not Applicable

(b)      Pro forma financial information - Not Applicable

(c)      Exhibits

         10.1 Loan and Security Agreement dated as of July 13, 2001 between GE Capital Commercial Services, Inc. and LendingTree, Inc.

         10.2 Revolving Credit Note dated as of July 13, 2001 between GE Capital Commercial Services, Inc. and LendingTree, Inc.

         99. Press release of LendingTree, Inc. dated July 23, 2001 announcing second quarter 2001 financial results.

SIGNATURE

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       LENDINGTREE, INC.


Date:  July 24, 2001                   By: /s/ Keith B. Hall
       -------------                       -------------------------------------
                                           Keith B. Hall, Senior Vice President,
                                           Chief Financial Officer and Treasurer

                           LOAN AND SECURITY AGREEMENT

                           DATED AS OF JULY 13, 2001

                                     BETWEEN

                      GE CAPITAL COMMERCIAL SERVICES, INC.

                                    AS LENDER

                                       AND

                                LENDINGTREE, INC.

                                   AS BORROWER

                         INDEX OF EXHIBITS AND SCHEDULES



Schedule A        -   Definitions
Schedule B        -   Lender's and Borrower's Addresses for Notices
Schedule C        -   [Intentionally Left Blank]
Schedule D        -   Cash Management System
Schedule E        -   Fees and Expenses
Schedule F        -   Schedule of Documents
Schedule G        -   Accounts Management Services
Schedule H        -   Financial Covenants

Disclosure Schedule  (3.2)     -    Places of Business; Corporate Names
Disclosure Schedule  (3.6)     -    Real Estate
Disclosure Schedule  (3.7)     -    Stock; Affiliates
Disclosure Schedule  (3.9)     -    Taxes
Disclosure Schedule  (3.11)    -    ERISA
Disclosure Schedule  (3.12)    -    Litigation
Disclosure Schedule  (3.13)    -    Intellectual Property
Disclosure Schedule  (3.15)    -    Environmental Matters
Disclosure Schedule  (3.16)    -    Insurance
Disclosure Schedule  (3.18)    -    Contracts (Offset Risk)
Disclosure Schedule  (5(b))    -    Indebtedness
Disclosure Schedule  (5(c))    -    Employee Loans
Disclosure Schedule  (5(e))    -    Liens
Disclosure Schedule  (6.1)      -   Actions to Perfect Liens

Exhibit A      -  Form of Notice of Revolving Credit Advance
Exhibit B      -  [Intentionally Left Blank]
Exhibit C      -  [Intentionally Left Blank]
Exhibit D      -  [Intentionally Left Blank]
Exhibit E      -  [Intentionally Left Blank]
Exhibit F      -  Form of Revolving Credit Note
Exhibit G      -  Receivables Management Services
Exhibit H      -  Form of Secretarial Certificate
Exhibit I      -  Form of Power of Attorney
Exhibit J      -  Form of Certificate of Compliance
Exhibit K      -  [Intentionally Left Blank]
Exhibit L      -  Form of Landlord's Waiver and Consent
Exhibit M      -  Form of Non-Offset Agreement
Exhibit N      -  [Intentionally Left Blank ]
Exhibit O      -  Form of Opinion of Counsel to Borrower
Exhibit P      -  [Intentionally Left Blank ]
Exhibit Q      -  [Intentionally Left Blank ]
Exhibit R      -  Form of U.C.C. Schedule
Exhibit S      -  Form of Payment of Proceeds Letter

                                                                      GE CAPITAL

              TRANSACTION SUMMARY AS OF THE DATE OF THIS AGREEMENT

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REVOLVING CREDIT LOAN

         Maximum Amount:            $15,000,000

         Term:                      2 years

         Interest Rate:             the Index Rate

         Borrowing Base:            up to eighty-five percent (85%)of the value
                                    (as determined by Lender) of Borrower's
                                    Eligible Accounts, provided that Lender
                                    shall reduce the foregoing percentage by five percentage points for each percentage point that the dilution of Borrower's
                                    Accounts (calculated by Lender as the
                                    average dilution over the most recent three months) exceeds 3%

         Closing Fee:               $20,000

         Service Fee:               0.115% of the gross amount of those Eligible
                                    Accounts arising from the Closing Date
                                    through the Commitment Termination Date
                                    whose stated terms do not exceed net 30
                                    days; and 0.615% of the gross amount of such Eligible Accounts whose stated terms exceed net 30 days

         Minimum Monthly
         Service Fee:               $5,000

         Prepayment Fee:            2% in year one; 1% in year two and at all
                                    times thereafter as further described herein

THE LOANS DESCRIBED GENERALLY HERE ARE ESTABLISHED AND GOVERNED BY THE TERMS AND CONDITIONS SET FORTH BELOW IN THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS, AND IF THERE IS ANY CONFLICT BETWEEN THIS GENERAL DESCRIPTION AND THE EXPRESS TERMS AND CONDITIONS BELOW OR ELSEWHERE IN THE LOAN DOCUMENTS, SUCH OTHER EXPRESS TERMS AND CONDITIONS SHALL CONTROL.
--------------------------------------------------------------------------------

         This LOAN AND SECURITY AGREEMENT is dated as of July , 2001, and agreed to by and between LENDINGTREE, INC., a Delaware corporation ("Borrower"), any other Credit Party executing this Agreement, and GE CAPITAL COMMERCIAL SERVICES, INC., a North Carolina corporation ("Lender").

RECITALS

A. Borrower desires to obtain the Loans and other financial accommodations from Lender and Lender is willing to provide the Loans and accommodations all in accordance with the terms of this Agreement.

B. Capitalized terms used herein shall have the meanings assigned to them in Schedule A and, for purposes of this Agreement and the other Loan Documents, the rules of construction set forth in Schedule A shall govern. All schedules, attachments, addenda and exhibits hereto, or expressly identified to this Agreement, are incorporated herein by reference, and taken together with this Agreement, constitute but a single agreement.

                                    AGREEMENT

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter contained, the parties hereto agree as follows:

1. AMOUNT AND TERMS OF CREDIT

1.1 Loans (a) Subject to the terms and conditions of this Agreement, from the Closing Date and until the Commitment Termination Date (i) Lender agrees to make available advances (each, a "Revolving Credit Advance") to Borrower in an aggregate amount outstanding at any time not to exceed the Borrowing Availability at such time.

         (b) Borrower shall request each Revolving Credit Advance by written notice to Lender substantially in the form of Exhibit A (each a "Notice of Revolving Credit Advance") given no later than 11:00 A.M. (Eastern time) on the Business Day of the proposed advance. Lender shall be fully protected under this Agreement in relying upon, and shall be entitled to rely upon, (i) any Notice of Revolving Credit Advance believed by Lender to be genuine, and (ii) the assumption that the Persons making electronic requests or executing and delivering a Notice of Revolving Credit Advance were duly authorized, unless the responsible individual acting thereon for Lender shall have actual knowledge to the contrary. As an accommodation to Borrower, Lender may permit telephonic, electronic or facsimile requests for a Revolving Credit Advance and electronic or facsimile transmittal of instructions, authorizations, agreements or reports to Lender by Borrower. Unless Borrower specifically directs Lender in writing not to accept or act upon telephonic, facsimile or electronic communications from Borrower, Lender shall have no liability to Borrower for any loss or damage suffered by Borrower as a result of Lender's honoring of any requests, execution of any instructions, authorizations or agreements or reliance on any reports communicated to it telephonically, by facsimile or electronically and purporting to have been sent to Lender by Borrower, and Lender shall have no duty to verify the origin of any such communication or the identity or authority of the Person sending it. The Revolving Credit Loan shall be evidenced by, and be repayable in accordance with the terms of, the Revolving Credit Note and this Agreement.

         (c) In making any Loan hereunder, Lender shall be entitled to rely upon the most recent information delivered to Lender with respect to Borrower's Accounts and other information available to Lender. Lender shall be under no obligation to make any further Revolving Credit Advance or incur any other Obligation if Borrower shall have failed to deliver to Lender any of the information required by the terms of this Agreement within the time specified therefor.

1.2 Term and Prepayment. (a) Upon the Commitment Termination Date, the obligation of Lender to make Revolving Credit Advances and extend other credit hereunder shall immediately terminate and Borrower shall pay to Lender in full, in cash: (i) all outstanding Revolving Credit Advances and all accrued but unpaid interest thereon; and (ii) all other non-contingent Obligations due to or incurred by Lender in connection with advances made hereunder.

         (b) If the Revolving Credit Loan shall at any time exceed the Borrowing Availability, then Borrower shall immediately repay the Revolving Credit Loan in the amount of such excess.

         (c) Borrower shall have the right, at any time upon 30 days prior written notice to Lender to (i) terminate voluntarily Borrower's right to receive or benefit from, and Lender's obligation to make Revolving Credit Advances, and (ii) prepay all of the Obligations. The effective date of termination of the Revolving Credit Loan specified in such notice shall thereafter be the Commitment Termination Date. If Borrower exercises its right of termination and prepayment, or if Lender's obligation to make Loans is terminated for any reason prior to the Stated Expiry Date then in effect (including as a result of the occurrence of a Default), Borrower shall pay to Lender the applicable Prepayment Fee. Notwithstanding the foregoing, in no event shall the application of proceeds from the Collection Account to amounts outstanding hereunder be deemed a prepayment for purposes of this clause (c) and in no event shall a prepayment of the outstanding Obligations in whole or in part trigger a Prepayment Fee.

1.3 Use of Proceeds. Borrower shall use the proceeds of the Loans for working capital and other general corporate purposes.

1.4 Single Loan. The Loans and all of the other Obligations of Borrower to Lender shall constitute one general obligation of Borrower secured by all of the Collateral.

1.5 Interest. (a) Borrower shall pay interest to Lender on the aggregate outstanding Revolving Credit Advances at a floating rate equal to the Index Rate (the "Revolving Credit Rate"). All computations of interest shall be made by Lender on the basis of a three hundred sixty (360) day year, in each case for the actual number of days occurring in the period for which such interest or fee is payable. Each determination by Lender of an interest rate hereunder shall be conclusive and binding for all purposes, absent manifest error. In no event will Lender charge interest at a rate that exceeds the highest rate of interest permissible under any law that a court of competent jurisdiction shall, in a final determination, deem applicable.

         (b) Interest shall be payable on the outstanding Revolving Credit Advances (i) in arrears for the preceding calendar month on the first day of each calendar month, (ii) on the Commitment Termination Date, and (iii) if any interest accrues or remains payable after the Commitment Termination Date, upon demand by Lender.

         (c) Effective upon the occurrence of any Event of Default and for so long as any Event of Default shall be continuing, the Revolving Credit Rate shall automatically be increased by two percentage points (2%) per annum (such increased rate, the "Default Rate"), and all outstanding Obligations shall continue to accrue interest from the date of such Event of Default at the Default Rate applicable to such Obligations.

         (d) If any interest or any other payment to Lender under this Agreement becomes due and payable on a day other than a Business Day, such payment date shall be extended to the next succeeding Business Day and interest thereon shall be payable at the then applicable rate during such extension.

1.6 Cash Management System. On or prior to the Closing Date and until the Termination Date, Borrower will establish and maintain the cash management system described in Schedule D. All payments in respect of the Collateral shall be made to the Lockbox Accounts described in Schedule D in accordance with the terms thereof.

1.7 Fees. Borrower agrees to pay to Lender the Fees set forth in Schedule E.

1.8 Receipt of Payments. Borrower shall make each payment under this Agreement (not otherwise made pursuant to Section 1.9) without set-off, counterclaim or deduction and free and clear of all Taxes not later than 11:00 A.M. (Eastern time) on the day when due in lawful money of the United States of America in immediately available funds to the Collection Account. If Borrower shall be required by law to deduct any Taxes from any payment to Lender under any Loan Document, then the amount payable to Lender shall be increased so that, after making all required deductions, Lender received an amount equal to that which it would have received had no such deductions been made. For purposes of computing interest and Fees, all payments shall be deemed received by Lender three (3) Business Days following receipt of immediately available funds in the Collection Account. For purposes of determining the Borrowing Availability, payments shall be deemed received by Lender upon receipt of immediately available funds in the Collection Account.

1.9 Application and Allocation of Payments. Borrower irrevocably agrees that Lender shall have the continuing and exclusive right to apply any and all payments against the then due and payable Obligations in such order as Lender may deem advisable. Lender is authorized to, and at its option may (without prior notice or precondition and at any time or times), but shall not be obligated to, make or cause to be made Revolving Credit Advances on behalf of Borrower for: (a) payment of all Fees, expenses, indemnities, charges, costs, principal, interest, or other Obligations owing by Borrower under this Agreement or any of the other Loan Documents, (b) the payment, performance or satisfaction of any of Borrower's obligations with respect to preservation of the Collateral, or (c) any premium in whole or in part required in respect of any of the policies of insurance required by this Agreement, even if the making of any such Revolving Credit Advance causes the outstanding balance of the Revolving Credit Loan to exceed the Borrowing Availability, and Borrower agrees to repay immediately, in cash, any amount by which the Revolving Credit Loan exceeds the Borrowing Availability.

1.10 Accounting. Lender is authorized to record on its books and records the date and amount of each Loan and each payment of principal thereof and such recordation shall constitute prima facie evidence of the accuracy of the information so recorded. Lender shall provide Borrower on a monthly basis a statement and accounting of such recordations but any failure on the part of the Lender to keep any such recordation (or any errors therein) or to send a statement thereof to Borrower shall not in any manner affect the obligation of Borrower to repay any of the Obligations. Except to the extent that Borrower shall, within 30 days after such statement and accounting is sent, notify Lender in writing of any objection Borrower may have thereto (stating with particularity the basis for such objection), such statement and accounting shall be deemed final, binding and conclusive upon Borrower, absent manifest error.

1.11 Indemnity. Borrower and each other Credit Party executing this Agreement jointly and severally agree to indemnify and hold Lender and its Affiliates, and their respective employees, attorneys and agents (each, an "Indemnified Person"), harmless from and against any and all suits, actions, proceedings, claims, damages, losses, liabilities and expenses of any kind or nature whatsoever (including reasonable attorneys' fees and disbursements and other costs of investigation or defense, including those incurred upon any appeal) which may be instituted or asserted against or incurred by any such Indemnified Person as the result of credit having been extended, suspended or terminated under this Agreement and the other Loan Documents or with respect to the execution, delivery, enforcement, performance and administration of, or in any other way arising out of or relating to, this Agreement and the other Loan Documents or any other documents or transactions contemplated by or referred to herein or therein and any actions or failures to act with respect to any of the foregoing, including any and all product liabilities, Environmental Liabilities, Taxes and legal costs and expenses arising out of or incurred in connection with disputes between or among any parties to any of the Loan Documents (collectively, "Indemnified Liabilities"), except to the extent that any such Indemnified Liability is finally determined by a court of competent jurisdiction to have resulted solely from such Indemnified Person's gross negligence or willful misconduct. NO INDEMNIFIED PERSON SHALL BE RESPONSIBLE OR LIABLE TO ANY CREDIT PARTY, ANY SUCCESSOR, ASSIGNEE OR THIRD PARTY BENEFICIARY OR ANY OTHER PERSON ASSERTING CLAIMS DERIVATIVELY THROUGH SUCH PARTY, FOR ANY ACT OR FAILURE TO ACT UNDER ANY POWER OF ATTORNEY OR FOR INDIRECT, PUNITIVE, EXEMPLARY OR CONSEQUENTIAL DAMAGES WHICH MAY BE ALLEGED AS A RESULT OF CREDIT HAVING BEEN EXTENDED, SUSPENDED OR TERMINATED UNDER THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR AS A RESULT OF ANY OTHER TRANSACTION CONTEMPLATED HEREUNDER OR THEREUNDER.

1.12 Borrowing Base; Reserves. The Borrowing Base shall be determined by Lender (including the eligibility of Accounts) based on the most recent information delivered to Lender with respect to Borrower's Accounts and other information available to Lender. The Revolving Credit Loan shall be subject to Lender's continuing right to withhold from Borrowing Availability reserves, and to increase and decrease such reserves from time to time, if and to the extent that in Lender's good faith credit judgment such reserves are necessary, including to protect Lender's interest in the Collateral or to protect Lender against possible non-payment of Accounts for any reason by Account Debtors or possible diminution of the value of any Collateral or possible non-payment of any of the Obligations or for any Taxes or in respect of any state of facts which could constitute a Default, or if, in Lender's good faith credit judgment, the ability of Borrower to pay or perform its Obligations under this Agreement or any other agreement with Lender becomes doubtful or insecure, or additional reserves are necessary to protect Lender against returns, claims or defenses of Borrower's customers with respect to Eligible Accounts or any other contingencies. Lender may, at its option, implement reserves by designating as ineligible a sufficient amount of Accounts which would otherwise be Eligible Accounts so as to reduce the Borrowing Base by the amount of the intended reserves.

1.13 Accounts Management Services. From the Closing Date until the Commitment Termination Date, Lender shall render to Borrower the Account management services described in Schedule G attached hereto.

2. CONDITIONS PRECEDENT

2.1 Conditions to the Initial Loans. Lender shall not be obligated to make any of the Loans or to perform any other action hereunder, until the following conditions have been satisfied in a manner reasonably satisfactory to Lender in its sole discretion, or waived in writing by Lender:

         (a) the Loan Documents to be delivered on or before the Closing Date shall have been duly executed and delivered by the appropriate parties, all as set forth in the Schedule of Documents (Schedule F);

         (b) all of the obligations of Borrower to ULLICO under its financing documentation as in effect immediately prior to the Closing Date shall have been terminated and all Liens upon any of the Collateral shall have been terminated;

         (c) the insurance policies provided for in Section 3.16 are in full force and effect, together with appropriate evidence showing additional insured clauses or endorsements in favor of Lender as required under such Section;

         (d) as of the Closing Date Net Borrowing Availability shall be not less than $1,000,000 after giving effect to the initial Revolving Credit Advance (on a pro forma basis, with trade payables being paid currently, and expenses and liabilities being paid in the ordinary course of business and without acceleration of sales); and

         (e) Lender shall have received an opinion of counsel to the Borrower with respect to the Loan Documents in form and substance reasonably satisfactory to Lender.

2.2 Further Conditions to the Loans. Lender shall not be obligated to fund any Loan (including the initial Loans) , if, as of the date thereof:

         (a) any representation or warranty by any Credit Party contained herein or in any of the other Loan Documents shall be untrue or incorrect in any material respect as of such date, except to the extent that any such representation or warranty is expressly stated to relate to a specific earlier date, in which case, such representation and warranty shall be true and correct in all material respects as of such earlier date; or

         (b) any event or circumstance which has had or reasonably could be expected to have a Material Adverse Effect shall have occurred since the Closing Date; or

         (c) any Default shall have occurred and be continuing or would result after giving effect to such Loan; or

         (d) after giving effect to such Loan, the Revolving Credit Loan would exceed the Borrowing Availability.

The request and acceptance by Borrower of the proceeds of any Loan shall be deemed to constitute, as of the date of such request and the date of such acceptance, (i) a representation and warranty by Borrower that the conditions in this Section 2.2 have been satisfied and (ii) a restatement by Borrower of each of the representations and warranties made by it in any Loan Document and a reaffirmation by Borrower of the granting and continuance of Lender's Liens pursuant to the Loan Documents.

3. REPRESENTATIONS, WARRANTIES AND AFFIRMATIVE COVENANTS

To induce Lender to enter into this Agreement and to make the Loans, Borrower and each other Credit Party executing this Agreement represent and warrant to Lender (each of which representations and warranties shall survive the execution and delivery of this Agreement), and promise to and agree with Lender until the Termination Date as follows:

3.1 Corporate Existence; Compliance with Law. Each Corporate Credit Party: (a) is, as of the Closing Date, and will continue to be (i) a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, (ii) duly qualified to do business and in good standing in each other jurisdiction where its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to be so qualified could not reasonably be expected to have a Material Adverse Effect, and (iii) in compliance with all Requirements of Law and Contractual Obligations, except to the extent failure to comply therewith could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and (b) has and will continue to have (i) the requisite corporate power and authority and the legal right to execute, deliver and perform its obligations under the Loan Documents, and to own, pledge, mortgage or otherwise encumber and operate its properties, to lease the property it operates under lease, and to conduct its business as now, heretofore or proposed to be conducted, and (ii) all material licenses, permits, franchises, rights, powers, consents or approvals from or by all Persons or Governmental Authorities having jurisdiction over such Corporate Credit Party which are necessary or appropriate for the conduct of its business.

3.2 Executive Offices; Corporate or Other Names. The location of each Corporate Credit Party's chief executive office, corporate offices, warehouses, other locations of Collateral and locations where records with respect to Collateral are kept (including in each case the county of such locations) are as set forth in Disclosure Schedule (3.2) and, except as set forth in such Disclosure Schedule, such locations have not changed during the preceding twelve months. As of the Closing Date, during the prior five years, except as set forth in Disclosure Schedule (3.2), no Corporate Credit Party has been known as or conducted business in any other name (including trade names).

3.3 Corporate Power; Authorization; Enforceable Obligations. The execution, delivery and performance by each Credit Party of the Loan Documents to which it is a party, and the creation of all Liens provided for herein and therein: (a) are and will continue to be within such Credit Party's power and authority; (b) have been and will continue to be duly authorized by all necessary or proper action; (c) are not and will not be in violation of any Requirement of Law or Contractual Obligation of such Credit Party (d) do not and will not result in the creation or imposition of any Lien (other than Permitted Encumbrances) upon any of the Collateral; and (e) do not and will not require the consent or approval of any Governmental Authority or any other Person. As of the Closing Date, each Loan Document shall have been duly executed and delivered on behalf of each Credit Party party thereto, and each such Loan Document upon such execution and delivery shall be and will continue to be a legal, valid and binding obligation of such Credit Party, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar state or federal debtor relief laws from time to time in effect which affect the enforcement of creditors' rights in general and the availability of equitable remedies..

3.4 Financial Statements and Projections; Books and Records. (a) The Financial Statements delivered by Borrower to Lender for its most recently ended Fiscal Year and Fiscal Month, are true, correct and complete and reflect fairly and accurately in all material respects the financial condition of Borrower as of the date of each such Financial Statement in accordance with GAAP. The Projections most recently delivered by Borrower to Lender have been prepared in good faith, with care and diligence and use operating assumptions that are reasonable under the circumstances at the time such Projections were prepared and as of the date delivered to Lender and all such operating assumptions are disclosed in the Projections.

         (b) Borrower and each other Corporate Credit Party shall keep adequate Books and Records with respect to the Collateral and its business activities in which proper entries, reflecting all consolidated and consolidating financial transactions, and payments and credits received on, and all other dealings with, the Collateral, will be made in accordance with GAAP and all Requirements of Law and on a basis consistent with the Financial Statements.

3.5 Material Adverse Change. Between the date of Borrower's most recently audited Financial Statements delivered to Lender and the Closing Date: (a) no Corporate Credit Party has incurred any obligations, contingent or non-contingent liabilities, or liabilities for Charges, long-term leases or unusual forward or long-term commitments which are not reflected in the Projections delivered on the Closing Date and which could, alone or in the aggregate, reasonably be expected to have a Material Adverse Effect; (b) there has been no material deviation from such Projections; and (c) no events have occurred which alone or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect. No Requirement of Law or Contractual Obligation of any Credit Party has or have had or could reasonably be expected to have a Material Adverse Effect. No Credit Party is in default, and to such Credit Party's knowledge no third party is in default, under or with respect to any of its Contractual Obligations, which alone or in the aggregate has had or could reasonably be expected to have a Material Adverse Effect.

3.6 Real Estate; Property. The real estate listed in Disclosure Schedule (3.6) constitutes all of the real property owned, leased, or used by each Corporate Credit Party in its business, and such Credit Party will not execute any material agreement or contract in respect of such real estate after the date of this Agreement without giving Lender prompt prior written notice thereof. Each Corporate Credit Party holds and will continue to hold good and marketable fee simple title to all of its owned real estate, and good and marketable title to all of its other properties and assets, and valid and insurable leasehold interests in all of its leases (both as lessor and lessee, sublessee or assignee), and none of the properties and assets of any Corporate Credit Party are or will be subject to any Liens, except Permitted Encumbrances. With respect to each of the premises identified in Disclosure Schedule (3.2) on or prior to the Closing Date a bailee, landlord or mortgagee agreement acceptable to Lender has been obtained.

3.7 Ventures, Subsidiaries and Affiliates; Outstanding Stock and Indebtedness. Except as set forth in Disclosure Schedule (3.7), as of the Closing Date no Corporate Credit Party has any Subsidiaries, is engaged in any joint venture or partnership with any other Person, or is an Affiliate of any other Person.

3.8 Government Regulation; Margin Regulations. No Corporate Credit Party is subject to or regulated under any Federal or state statute, rule or regulation that restricts or limits such Person's ability to incur Indebtedness, pledge its assets, or to perform its obligations under the Loan Documents. The making of the Loans, the application of the proceeds and repayment thereof, and the consummation of the transactions contemplated by the Loan Documents do not and will not violate any Requirement of Law. Except as set forth on Schedule 3.8, No Corporate Credit Party is engaged, nor will it engage, in the business of extending credit for the purpose of "purchasing" or "carrying" any "margin security" as such terms are defined in Regulation U of the Federal Reserve Board as now and hereafter in effect (such securities being referred to herein as "Margin Stock"). No Corporate Credit Party owns any Margin Stock, and none of the proceeds of the Loans or other extensions of credit under this Agreement will be used, directly or indirectly, for the purpose of purchasing or carrying any Margin Stock or reducing or retiring any Indebtedness which was originally incurred to purchase or carry any Margin Stock. No Corporate Credit Party will take or permit to be taken any action which might cause any Loan Document to violate any regulation of the Federal Reserve Board.

3.9 Taxes; Charges. Except as disclosed on Disclosure Schedule (3.9) all material tax returns, reports and statements required by any Governmental Authority to be filed by Borrower or any other Credit Party have, as of the Closing Date, been filed and will, until the Termination Date, be filed with the appropriate Governmental Authority and no tax Lien has been filed against any Credit Party or any Credit Party's property. Proper and accurate amounts have been and will be withheld by Borrower and each other Credit Party from their respective employees for all periods in complete compliance with all Requirements of Law and such withholdings have and will be timely paid to the appropriate Governmental Authorities. Disclosure Schedule (3.9) sets forth as of the Closing Date those taxable years for which any Credit Party's tax returns are currently being audited by the IRS or any other applicable Governmental Authority and any assessments or threatened assessments in connection with such audit, or otherwise currently outstanding. Except as described on Disclosure Schedule (3.9), none of the Credit Parties and their respective predecessors are liable for any Charges: (a) under any agreement (including any tax sharing agreements or agreement extending the period of assessment of any Charges) or
(b) to each Credit Party's knowledge, as a transferee. As of the Closing Date, no Credit Party has agreed or been requested to make any adjustment under IRC
Section 481(a), by reason of a change in accounting method or otherwise, which could reasonably be expected to have a Material Adverse Effect.

3.10 Payment of Obligations. Each Credit Party will pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all of its Charges and other obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of such Credit Party and none of the Collateral is or could reasonably be expected to become subject to any Lien or forfeiture or loss as a result of such contest.

3.11 ERISA. No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other existing ERISA Events, could reasonably be expected to result in a liability of any Credit Party of more than the Minimum Actionable Amount. The present value of all accumulated benefit obligations of the Credit Parties under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent Financial Statements reflecting such amounts, exceed the fair market value of the assets of such Plan by more than the Minimum Actionable Amount, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Account Standards No. 87) did not, as of the date of the most recent Financial Statements reflecting such amounts, exceed the fair market value of the assets of such underfunded Plans by more than the Minimum Actionable Amount. No Credit Party or ERISA Affiliate has incurred or reasonably expects to incur any Withdrawal Liability in excess of the Minimum Actionable Amount.

3.12 Litigation. No Litigation is pending or, to the knowledge of any Credit Party, threatened by or against any Credit Party or against any Credit Party's properties or revenues (a) with respect to any of the Loan Documents or any of the transactions contemplated hereby or thereby, or (b) which could reasonably be expected to have a Material Adverse Effect. Except as set forth on Disclosure Schedule (3.12), as of the Closing Date there is no Litigation pending or threatened against any Credit Party which seeks damages in excess of $50,000 or injunctive relief or alleges criminal misconduct of any Credit Party. Each Credit Party shall notify Lender promptly in writing upon learning of the existence, threat or commencement of any Litigation against any Credit Party, any ERISA Affiliate or any Plan or any allegation of criminal misconduct against any Credit Party.

3.13 Intellectual Property. As of the Closing Date, all material Intellectual Property owned or used by any Corporate Credit Party is listed, together with application or registration numbers, where applicable, in Disclosure Schedule (3.13). Each Corporate Credit Party owns, or is licensed to use, all Intellectual Property necessary to conduct its business as currently conducted except for such Intellectual Property the failure of which to own or license could not reasonably be expected to have a Material Adverse Effect. Each Corporate Credit Party will maintain the patenting and registration of all Intellectual Property with the United States Patent and Trademark Office, the United States Copyright Office, or other appropriate Governmental Authority, and each Corporate Credit Party will promptly patent or register, as the case may be, all new Intellectual Property.

3.14 Full Disclosure. No information contained in any Loan Document, the Financial Statements or any written statement furnished by or on behalf of any Credit Party under any Loan Document, or to induce Lender to execute the Loan Documents, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein not misleading in light of the circumstances under which they were made.

3.15 Hazardous Materials. Except as set forth on Disclosure Schedule (3.15), as of the Closing Date, (a) to each Credit Party's knowledge, each real property location owned, leased or occupied by such Corporate Credit Party (the "Real Property") is maintained free of contamination from any Hazardous Material, (b) no Corporate Credit Party is subject to any Environmental Liabilities or, to any Credit Party's knowledge, potential Environmental Liabilities, in excess of $50,000 in the aggregate, (c) no notice has been received by any Corporate Credit Party identifying it as a "potentially responsible party" or requesting information under CERCLA or analogous state statutes, and to the knowledge of any Credit Party, there are no facts, circumstances or conditions that may result in any Corporate Credit Party being identified as a "potentially responsible party" under CERCLA or analogous state statutes; and (d) each Corporate Credit Party has provided to Lender copies of all existing environmental reports, reviews and audits and all written information pertaining to actual or potential Environmental Liabilities, in each case relating to any Corporate Credit Party. Each Corporate Credit Party: (i) shall comply in all material respects with all applicable Environmental Laws and environmental permits; (ii) shall notify Lender in writing within seven days if and when it becomes aware of any Release, on, at, in, under, above, to, from or about any of its Real Property; and (iii) shall promptly forward to Lender a copy of any order, notice, permit, application, or any communication or report received by it or any other Credit Party in connection with any such Release.

3.16 Insurance. As of the Closing Date, Disclosure Schedule (3.16) lists all insurance of any nature maintained for current occurrences by Borrower and each other Corporate Credit Party, as well as a summary of the terms of such insurance. Each Corporate Credit Party shall deliver to Lender certified copies and endorsements to all of its and those of its Subsidiaries general liability policies naming Lender as an additional insured. If any insurance proceeds are paid by check, draft or other instrument payable to any Credit Party and Lender jointly, Lender may endorse such Credit Party's name thereon and do such other things as Lender may deem advisable to reduce the same to cash. Lender reserves the right at any time, upon review of each Credit Party's risk profile, to require additional forms and limits of insurance. Each Corporate Credit Party shall, on each anniversary of the Closing Date and from time to time at Lender's request, deliver to Lender a report by a reputable insurance broker, satisfactory to Lender, with respect to such Person's insurance policies.

3.17 Deposit and Disbursement Accounts. Attachment I to Schedule D lists all banks and other financial institutions at which Borrower or any other Corporate Credit Party, maintains deposits and/or other accounts with a balance in excess of $5,000, including the Disbursement Account, and such Attachment correctly identifies the name, address and telephone number of each such depository, the name in which the account is held, a description of the purpose of the account, and the complete account number.

3.18 Accounts. Borrower has not made, and will not make, any agreement with any Account Debtor for any extension of time for the payment of any Account, any compromise or settlement for less than the full amount thereof, any release of any Account Debtor from liability therefor, or any deduction therefrom except a discount or allowance for prompt or early payment allowed by Borrower in the ordinary course of its business consistent with historical practice and as previously disclosed to Lender in writing. Disclosure Schedule (3.18) sets forth each Contract of the Borrower with any Account Debtor which gives such Account Debtor the contractual right to offset any Accounts for Borrower's failure to perform under such Contract and Borrower has obtained an offset waiver for each such contract in form and substance satisfactory to Lender. With respect to the Accounts pledged as collateral pursuant to any Loan Document, (a) the amounts shown on all invoices, statements and reports which may be delivered to the Lender with respect thereto are actually and absolutely owing to the relevant Credit Party as indicated thereon and are not in any way contingent; (b) no payments have been or shall be made thereon except payments immediately delivered to the applicable accounts described in paragraph 1 to Schedule D or the Lender as required hereunder; and (c) to Borrower's knowledge, all Account Debtors have the capacity to contract. Borrower shall notify Lender promptly of any event or circumstance which to Borrower's knowledge would cause Lender to consider any then existing Account as no longer constituting an Eligible Account.

3.19 Conduct of Business. Each Corporate Credit Party (a) shall conduct its business substantially as now conducted or as otherwise permitted hereunder, and
(b) shall at all times maintain, preserve and protect all of the Collateral and such Credit Party's other property, used or useful in the conduct of its business and keep the same in good repair, working order and condition, normal wear and tear excepted, and make, or cause to be made, all necessary or appropriate repairs, replacements and improvements thereto consistent with industry practices.

3.20 Further Assurances. At any time and from time to time, upon the reasonable written request of Lender and at the sole expense of Borrower, Borrower and each other Credit Party shall promptly and duly execute and deliver any and all such further instruments and documents and take such further action as Lender may reasonably deem desirable (a) to obtain the full benefits of this Agreement and the other Loan Documents, (b) to protect, preserve and maintain Lender's rights in any Collateral, or (c) to enable Lender to exercise all or any of the rights and powers herein granted.

4. FINANCIAL MATTERS; REPORTS

4.1 Reports and Notices. From the Closing Date until the Termination Date, Borrower shall deliver to Lender:

         (a) within 30 days following the end of each Fiscal Month, an aged trial balance by Account Debtor and as soon as available but in no event later than 30 days following the end of each Fiscal Month, a reconciliation of the aged trial balance to the Borrower's general ledger and from the general ledger to the Financial Statements for such Fiscal Month accompanied by supporting detail and documentation as Lender may request;

         (b) within 30 days following the end of each Fiscal Month, the Financial Statements for such Fiscal Month, which shall provide comparisons to budget and actual results for the corresponding period during the prior Fiscal Year, both on a monthly and year-to-date basis, and accompanied by a certification in the form of Exhibit J by the Chief Executive Officer or Chief Financial Officer of Borrower that such Financial Statements are complete and correct, that there was no Default (or specifying those Defaults of which he or she was aware), and showing in reasonable detail the calculations used in determining compliance with the financial covenants hereunder;

         (c) within 90 days following the close of each Fiscal Year, the Financial Statements for such Fiscal Year certified by an independent certified accounting firm reasonably acceptable to Lender, which shall provide comparisons to the prior Fiscal Year, and shall be accompanied by (i) a report from Borrower's accountants to the effect that in connection with their audit examination nothing has come to their attention to cause them to believe that a Default has occurred or specifying those Defaults of which they are aware, and
(ii) any management letter that may be issued; provided, however, that the requirements of this section 4.1(e) shall be satisfied by the Borrower's delivery of its annual report on Form 10-K as filed the with Securities and Exchange Commission; and

         (d) not less than 30 days prior to the close of each Fiscal Year, the Projections, which will be prepared by Borrower in good faith, with care and diligence, and using assumptions which are reasonable under the circumstances at the time such Projections are delivered to Lender and disclosed therein when delivered; provided, however, that in the event that Borrower updates its previously provided Projections, Borrower shall provide to Lender new Projections for the remainder of such Fiscal Year no later than twenty (20) Business Days after the occurrence of such update.

4.2 Financial Covenants. Borrower shall not breach any of the financial covenants set forth in Schedule H.

4.3 Other Reports and Information. Borrower shall advise Lender promptly, in reasonable detail, of: (a) any Lien, other than Permitted Encumbrances, attaching to or asserted against any of the Collateral or any occurrence causing a material loss or decline in value of any Collateral and the estimated (or actual, if available) amount of such loss or decline; (b) any material change in the composition of the Collateral; and (c) the occurrence of any Default or other event which has had or could reasonably be expected to have a Material Adverse Effect. Borrower shall, upon the reasonable request of Lender, furnish to Lender such other reports and information in connection with the affairs, business, financial condition, operations, prospects or management of Borrower or any other Credit Party or the Collateral as Lender may request, all in reasonable detail.

5. NEGATIVE COVENANTS

Borrower and each Credit Party executing this Agreement covenants and agrees (for itself and each other Credit Party) that, without Lender's prior written consent, from the Closing Date until the Termination Date, neither Borrower nor any other Corporate Credit Party shall, directly or indirectly, by operation of law or otherwise:

         (a) form any Subsidiary or merge with, consolidate with, acquire all or substantially all of the assets or capital stock of, or otherwise combine with or make any investment in or, except as provided in clause 5(c) below, loan or advance to, any Person;

         (b) cancel any debt owing to it or create, incur, assume or permit to exist any Indebtedness, except: (i) the Obligations, (ii) Indebtedness existing as of the Closing Date set forth on Disclosure Schedule 5(b), (iii) deferred taxes and Indebtedness with respect to taxes, assessments, governmental charges or levies which are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on the books of the Borrower or its Subsidiaries, as the case may be, (iv) by endorsement of instruments or items of payment for deposit to the general account of such Credit Party, (v) for Guaranteed Indebtedness incurred for the benefit of Borrower if the primary obligation is permitted by this Agreement; (vi) trade or accounts payable and/or similar obligations, and accrued expenses, incurred in the ordinary course of business (other than Indebtedness for borrowed money);
(vii) indebtedness with respect to capital lease obligations and Purchase Money Indebtedness of Borrower or any of its Subsidiaries not to exceed the aggregate sum of $3,000,000; (viii) Indebtedness owing to Borrower by HomeSpace or owing to HomeSpace; any refinancing of any of the Indebtedness permitted pursuant to the preceding clauses of this Section 5(b) without Lender's prior approval; provided, however, that the original aggregate principal amount of such Indebtedness is not increased pursuant to such refinancing; and (ix) additional Indebtedness incurred after the Closing Date in an aggregate outstanding amount for all such Corporate Credit Parties combined not exceeding $100,000.

         (c) enter into any lending, borrowing or other commercial transaction with any of its employees, directors, Affiliates or any other Credit Party (including upstreaming and downstreaming of cash and intercompany advances and payments by a Credit Party on behalf of another Credit Party which are not otherwise permitted hereunder) other than (i) loans to employees described on
Schedule 5(c) and (ii) additional loans approved by the Board of Directors of the Borrower or any of its Subsidiaries to officers thereof in an amount not to exceed at any time (A) with respect to any individual loan to an officer, $50,000 or (B) with respect to all such loans, an aggregate amount of $500,000 ;

         (d) make any changes in any of its business objectives, purposes, or operations which could reasonably be expected to adversely affect repayment of the Obligations or could reasonably be expected to have a Material Adverse Effect or engage in any business other than that presently engaged in or proposed to be engaged in the Projections delivered to Lender on the Closing Date or amend its charter or by-laws or other organizational documents;

         (e) create or permit any Lien on any of the Collateral, except for Permitted Encumbrances;

         (f) change its name, chief executive office, corporate offices, warehouses or other Collateral locations, or location of its records concerning the Collateral, or acquire, lease or use any real estate after the Closing Date without such Person, in each instance, giving thirty (30) days prior written notice thereof to Lender and taking all actions deemed necessary or appropriate by Lender to continuously protect and perfect Lender's Liens upon the Collateral;

         (g) establish any depository or other bank account of any kind with any financial institution with a balance in excess of $5,000 (other than the accounts set forth on Attachment 1 to Schedule D) without Lender's prior written consent; or

         (h)  make or permit any Restricted Payment.

6. SECURITY INTEREST

6.1 Grant of Security Interest. (a) As collateral security for the prompt and complete payment and performance of the Obligations, each of the Borrower and any other Credit Party executing this Agreement hereby grants to the Lender a security interest in and Lien upon all of the following property and assets of Borrower and such Credit Party, whether now owned or hereafter acquired, or in which it now has or at any time in the future may acquire any right, title, or interest, including all of the following property in which it now has or at any time in the future may acquire any right, title or interest: all Accounts; all Chattel Paper, all Documents and Instruments; all Books and Records; all General Intangibles and to the extent not otherwise included, all Proceeds and products of all and any of the foregoing and all collateral security and guarantees given by any Person with respect to any of the foregoing (all of the foregoing, together with any other collateral pledged to the Lender pursuant to any other Loan Document, collectively, the "Collateral"); provided, however, that it is specifically agreed and understood that Lender shall have no security interest in any of the Intellectual Property of Borrower or any other Credit Party.

         (b) Borrower, Lender and each other Credit Party executing this Agreement agree that this Agreement creates, and is intended to create, valid and continuing Liens upon the Collateral in favor of Lender. Borrower and each other Credit Party executing this Agreement represents, warrants and promises to Lender that: (i) Borrower and each other Credit Party granting a Lien in Collateral is the sole owner of each item of the Collateral upon which it purports to grant a Lien pursuant to the Loan Documents, and has good and marketable title thereto free and clear of any and all Liens or claims of others, other than Permitted Encumbrances; (ii) the security interests granted pursuant to this Agreement, upon completion of the filings and other actions listed on Disclosure Schedule (6.1) (which, in the case of all filings and other documents referred to in said Schedule, have been delivered to the Lender in duly executed form) will constitute valid perfected security interests in all of the Collateral in favor of the Lender as security for the prompt and complete payment and performance of the Obligations, enforceable in accordance with the terms hereof against any and all creditors of and purchasers from any Credit Party and such security interests are prior to all other Liens on the Collateral in existence on the date hereof except for Permitted Encumbrances which have priority by operation of law; and (iii) no effective security agreement, financing statement, equivalent security or Lien instrument or continuation statement covering all or any part of the Collateral is or will be on file or of record in any public office, except those relating to Permitted Encumbrances. Borrower and each other Credit Party executing this Agreement promise to defend the right, title and interest of Lender in and to the Collateral against the claims and demands of all Persons whomsoever, and each shall take such actions, including (x) the prompt delivery of all original Instruments, and Chattel Paper owned by Borrower and each other Credit Party granting a Lien on Collateral to Lender, (y) notification of Lender's interest in Collateral at Lender's request, and (z) the institution of litigation against third parties as shall be prudent in order to protect and preserve each Credit Party's and Lender's respective and several interests in the Collateral. Borrower (and any other Credit Party granting a Lien in Collateral) shall mark its Books and Records pertaining to the Collateral to evidence the Loan Documents and the Liens granted under the Loan Documents. All Chattel Paper shall be marked with the following legend:
"This writing and the obligations evidenced or secured hereby are subject to the security interest of GE Capital Commercial Services, Inc.."

6.2 Lender's Rights. (a) Lender may, (i) at any time in Lender's own name or in the name of Borrower, communicate with Account Debtors, parties to Contracts, and obligors in respect of Instruments, Chattel Paper or other Collateral to verify to Lender's satisfaction, the existence, amount and terms of any such Accounts, Contracts, Instruments or Chattel Paper or other Collateral, and (ii) at any time and without prior notice to Borrower or any other Credit Party, notify Account Debtors, parties to Contracts, and obligors in respect of Chattel Paper, Instruments, or other Collateral that the Collateral has been assigned to Lender and that payments shall be made directly to Lender. Upon the request of Lender, Borrower shall so notify such Account Debtors, parties to Contracts, and obligors in respect of Instruments, Chattel Paper or other Collateral. Borrower hereby constitutes Lender or Lender's designee as Borrower's attorney with power to endorse Borrower's name upon any notes, acceptance drafts, money orders or other evidences of payment or Collateral.

         (b) Borrower shall remain liable under each Contract, Instrument and license to observe and perform all the conditions and obligations to be observed and performed by it thereunder, and Lender shall have no obligation or liability whatsoever to any Person under any Contract, Instrument or license (between Borrower or any other Credit Party and any Person other than Lender) by reason of or arising out of the execution, delivery or performance of this Agreement, and Lender shall not be required or obligated in any manner (i) to perform or fulfill any of the obligations of Borrower, (ii) to make any payment or inquiry, or (iii) to take any action of any kind to collect, compromise or enforce any performance or the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times under or pursuant to any Contract, Instrument or license.

         (c) Borrower and each other Credit Party shall, with respect to each owned, leased, or controlled property, during normal business hours and upon reasonable advance notice (unless a Default shall have occurred and be continuing, in which event no notice shall be required): (i) provide access to such property to Lender and any of its officers, employees and agents, as frequently as Lender reasonably determines to be appropriate; (ii) permit Lender and any of its officers, employees and agents to inspect, audit and make extracts and copies (or take originals if reasonably necessary) from all of Borrower's and such Credit Party's Books and Records; and (iii) permit Lender to inspect, review, evaluate and make physical verifications and appraisals of the Collateral in any manner and through any medium that Lender considers advisable, and Borrower and such Credit Party agree to render to Lender, at Borrower's and such Credit Party's cost and expense, such clerical and other assistance as may be reasonably requested with regard thereto.

         (d) After the occurrence and during the continuance of a Default, Borrower, at its own expense, shall cause the certified public accountant then engaged by Borrower to prepare and deliver to Lender at any time and from time to time, promptly upon Lender's request, the following reports: (i) a reconciliation of all Accounts; (ii) an aging of all Accounts; (iii) trial balances; and (iv) test verifications of such Accounts as Lender may request. Lender shall be permitted to observe and consult with Borrower's accountants in the performance of these tasks.

6.3 Lender's Appointment as Attorney-in-fact. On the Closing Date, Borrower and each other Credit Party executing this Agreement shall execute and deliver a Power of Attorney in the form attached as Exhibit I. The power of attorney granted pursuant to the Power of Attorney and all powers granted under any Loan Document are powers coupled with an interest and shall be irrevocable until the Termination Date. The powers conferred on Lender under the Power of Attorney are solely to protect Lender's interests in the Collateral and shall not impose any duty upon it to exercise any such powers. Lender agrees not to exercise any power or authority granted under the Power of Attorney unless an Event of Default has occurred and is continuing. Borrower and each other Credit Party executing this Agreement authorizes Lender to file any financing or continuation statement without the signature of Borrower or such Credit Party to the extent permitted by applicable law.

7. EVENTS OF DEFAULT: RIGHTS AND REMEDIES

7.1 Events of Default. The occurrence of any one or more of the following events (regardless of the reason therefor) shall constitute an "Event of Default" hereunder which shall be deemed to be continuing until waived in writing by Lender in accordance with Section 9.3:

         (a) Borrower shall fail to make any payment in respect of any Obligations when due and payable or declared due and payable; or

         (b)(i) Borrower or any other Credit Party shall fail or neglect to perform, keep or observe any of the covenants, promises, agreements, requirements, conditions, or other terms or provisions contained in Section 1, Sections 3.1, 3.2, 3.17, 3.18, 3.19, 3.20, 4.2 or Section 5 of this Agreement;
or (ii) Borrower or any other Credit Party shall fail or neglect to perform, keep or observe any of the covenants, promises, agreements, requirements, conditions or other terms or provisions contained in this Agreement (other than those set forth in the Sections referred to in clause (i) immediately above) or any of the other Loan Documents, regardless of whether such breach involves a covenant, promise, agreement, condition, requirement, term or provision with respect to a Credit Party that has not signed this Agreement, and such breach is not remediable or, if remediable, continues unremedied for a period of five (5) Business Days after the earlier to occur of (x) the date on which such breach is known or reasonably should have become known to any officer of the Borrower of such Credit Party and (y) the date on which Lender shall have notified the Borrower or such Credit Party of such breach; or

         (c) an event of default shall occur under any Contractual Obligation of the Borrower or any other Credit Party (other than this Agreement and the other Loan Documents), and such event of default (i) involves the failure to make any payment (whether or not such payment is blocked pursuant to the terms of an intercreditor agreement or otherwise), whether of principal, interest or otherwise, and whether due by scheduled maturity, required prepayment, acceleration, demand or otherwise, in respect of any Indebtedness (other than the Obligations) of such Person in an aggregate amount exceeding the Minimum Actionable Amount, or (ii) causes (or permits any holder of such Indebtedness or a trustee to cause) such Indebtedness, or a portion thereof, in an aggregate amount exceeding the Minimum Actionable Amount to become due prior to its stated maturity or prior to its regularly scheduled date of payment; or

         (d) any representation or warranty in this Agreement or any other Loan Document, or in any written statement pursuant hereto or thereto, or in any report, financial statement or certificate made or delivered to Lender by Borrower or any other Credit Party shall be untrue or incorrect as of the date when made or deemed made, regardless of whether such breach involves a representation or warranty with respect to a Credit Party that has not signed this Agreement; or

         (e) there shall be commenced against the Borrower or any other Credit Party any Litigation seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which remains unstayed or undismissed for thirty (30) consecutive days; or Borrower or any other Credit Party shall have concealed, removed or permitted to be concealed or removed, any part of its property with intent to hinder, delay or defraud any of its creditors or made or suffered a transfer of any of its property or the incurring of an obligation which may be fraudulent under any bankruptcy, fraudulent transfer or other similar law; or

         (f) a case or proceeding shall have been commenced involuntarily against Borrower or any other Credit Party in a court having competent jurisdiction seeking a decree or order: (i) under the United States Bankruptcy Code or any other applicable Federal, state or foreign bankruptcy or other similar law, and seeking either (x) the appointment of a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for such Person or of any substantial part of its properties, or (y) the reorganization or winding up or liquidation of the affairs of any such Person, and such case or proceeding shall remain undismissed or unstayed for sixty (60) consecutive days or such court shall enter a decree or order granting the relief sought in such case or proceeding; or (ii) invalidating or denying any Person's right, power, or competence to enter into or perform any of its obligations under any Loan Document or invalidating or denying the validity or enforceability of this Agreement or any other Loan Document or any action taken hereunder or thereunder; or

         (g) Borrower or any other Credit Party shall (i) commence any case, proceeding or other action under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization, conservatorship or relief of debtors, seeking to have an order for relief entered with respect to it or seeking appointment of a custodian, receiver, liquidator, assignee, trustee or sequestrator (or similar official) for it or any substantial part of its properties, (ii) make a general assignment for the benefit of creditors, (iii) consent to or take any action in furtherance of, or, indicating its consent to, approval of, or acquiescence in, any of the acts set forth in paragraphs (e) or (f) of this Section 7.1 or clauses (i) and (ii) of this paragraph (g), or (iv) shall admit in writing its inability to, or shall be generally unable to, pay its debts as such debts become due; or

         (h) a final judgment or judgments for the payment of money in excess of the Minimum Actionable Amount in the aggregate shall be rendered against Borrower or any other Credit Party, unless the same shall be (i) fully covered by insurance and the issuer(s) of the applicable policies shall have acknowledged full coverage in writing within fifteen (15) days of judgment, or
(ii) vacated, stayed, bonded, paid or discharged within a period of fifteen (15) days from the date of such judgment; or

         (i) any other event shall have occurred which has had or could reasonably be expected to have a Material Adverse Effect; or

         (j) any provision of any Loan Document shall for any reason cease to be valid, binding and enforceable in accordance with its terms, or any Lien granted, or intended by the Loan Documents to be granted, to Lender shall cease to be a valid and perfected Lien having the first priority (or a lesser priority if expressly permitted in the Loan Documents) in any of the Collateral (or any Credit Party shall so assert any of the foregoing); or

         (k) a Change of Control shall have occurred with respect to any Corporate Credit Party; or

         (l) an ERISA Event shall have occurred that, in the opinion of the Lender, when taken together with all other ERISA Events that have occurred and are then continuing, could reasonably be expected to result in liability of any Credit Party in an aggregate amount exceeding the Minimum Actionable Amount.

7.2 Remedies. (a) If any Default shall have occurred and be continuing, then Lender may terminate or suspend the right of Borrower to borrow and any obligation of Lender to make further Revolving Credit Advances. In addition, if any Event of Default shall have occurred and be continuing, Lender may, without notice, take any one or more of the following actions: (i) declare all or any portion of the Obligations to be forthwith due and payable, whereupon such Obligations shall become and be due and payable; or (ii) exercise any rights and remedies provided to Lender under the Loan Documents or at law or equity, including all remedies provided under the Code; provided, that upon the occurrence of any Event of Default specified in Sections 7.1 (e), (f) or (g), the Obligations shall become immediately due and payable (and any obligation of Lender to make further Loans, if not previously terminated, shall immediately be terminated) without declaration, notice or demand by Lender.

         (b) Without limiting the generality of the foregoing, Borrower and each other Credit Party executing this Agreement expressly agrees that upon the occurrence and continuance of any Event of Default, Lender may collect, receive, assemble, process, appropriate and realize upon the Collateral, or any part thereof, and may forthwith sell, lease, assign, give an option or options to purchase or otherwise dispose of and deliver said Collateral (or contract to do so), or any part thereof, in one or more parcels at public or private sale or sales, at any exchange at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. Lender shall have the right upon any such public sale, to the extent permitted by law, to purchase for the benefit of Lender the whole or any part of said Collateral so sold, free of any right of equity of redemption, which equity of redemption Borrower and each other Credit Party executing this Agreement hereby releases. Such sales may be adjourned or continued from time to time with or without notice. Lender shall have the right to conduct such sales on any Credit Party's premises or elsewhere and shall have the right to use any Credit Party's premises without rent or other charge for such sales or other action with respect to the Collateral for such time as Lender deems necessary or advisable.

         (c) Upon the occurrence and during the continuance of an Event of Default and at Lender's request, Borrower and each other Credit Party executing this Agreement agrees to assemble the Collateral and make it available to Lender at places which Lender shall reasonably select, whether at its premises or elsewhere. Until Lender is able to effect a sale, lease, or other disposition of the Collateral, Lender shall have the right to complete, assemble, use or operate the Collateral or any part thereof, to the extent that Lender deems appropriate, for the purpose of preserving such Collateral or its value or for any other purpose. Lender shall have no obligation to any Credit Party to maintain or preserve the rights of any Credit Party as against third parties with respect to any Collateral while such Collateral is in the possession of Lender. Lender may, if it so elects, seek the appointment of a receiver or keeper to take possession of any Collateral and to enforce any of Lender's remedies with respect thereto without prior notice or hearing. To the maximum extent permitted by applicable law, Borrower and each other Credit Party executing this Agreement waives all claims, damages, and demands against Lender, its Affiliates, agents, and the officers and employees of any of them arising out of the repossession, retention or sale of any Collateral except such as are determined in a final judgment by a court of competent jurisdiction to have arisen solely out of the gross negligence or willful misconduct of such Person. Borrower and each other Credit Party executing this Agreement agrees that ten
(10) days prior
notice by Lender to such Credit Party of the time and place of any public sale or of the time after which a private sale may take place is reasonable notification of such matters. Borrower and each other Credit Party shall remain liable for any deficiency if the proceeds of any sale or disposition of the Collateral are insufficient to pay all amounts to which Lender is entitled.

         (d) Lender's rights and remedies under this Agreement shall be cumulative and nonexclusive of any other rights and remedies which Lender may have under any Loan Document or at law or in equity. Recourse to the Collateral shall not be required. All provisions of this Agreement are intended to be subject to all applicable mandatory provisions of law that may be controlling and to be limited, to the extent necessary, so that they do not render this Agreement invalid or unenforceable, in whole or in part.

7.3 Waivers by Credit Parties. Except as otherwise provided for in this Agreement and to the fullest extent permitted by applicable law, Borrower and each other Credit Party executing this Agreement waives: (a) presentment, demand and protest, and notice of presentment, dishonor, intent to accelerate, acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of any or all Loan Documents, the Notes or any other notes, commercial paper, Accounts, Contracts, Documents, Instruments, Chattel Paper and guaranties at any time held by Lender on which such Credit Party may in any way be liable, and hereby ratifies and confirms whatever Lender may do in this regard; (b) all rights to notice and a hearing prior to Lender's taking possession or control of, or to Lender's replevy, attachment or levy upon, any Collateral or any bond or security which might be required by any court prior to allowing Lender to exercise any of its remedies; and (c) the benefit of all valuation, appraisal and exemption laws. Borrower and each other Credit Party executing this Agreement acknowledges that it has been advised by counsel of its choices and decisions with respect to this Agreement, the other Loan Documents and the transactions evidenced hereby and thereby.

7.4 Proceeds. The Proceeds of any sale, disposition or other realization upon any Collateral shall be applied by Lender upon receipt to the Obligations in such order as Lender may deem advisable in its sole discretion, and after the indefeasible payment and satisfaction in full in cash of all of the Obligations, and after the payment by Lender of any other amount required by any provision of law, including Section 9-504(1)(c) of the Code (but only after Lender has received what Lender considers reasonable proof of a subordinate party's security interest), the surplus, if any, shall be paid to Borrower or its representatives or to whomsoever may be lawfully entitled to receive the same, or as a court of competent jurisdiction may direct.

8. SUCCESSORS AND ASSIGNS

Each Loan Document shall be binding on and shall inure to the benefit of Borrower and each other Credit Party executing such Loan Document, Lender, and their respective successors and assigns, except as otherwise provided herein or therein. Neither Borrower nor any other Credit Party may assign, transfer, hypothecate, delegate or otherwise convey its rights, benefits, obligations or duties under any Loan Document without the prior express written consent of Lender. Any such purported conveyance by Borrower or such Credit Party without the prior express written consent of Lender shall be void. There shall be no third party beneficiaries of any of the terms and provisions of any of the Loan Documents. Lender reserves the right at any time to create and sell participations in the Loans and the Loan Documents and to sell, transfer or assign any or all of its rights in the Loans and under the Loan Documents.

9. MISCELLANEOUS

9.1 Complete Agreement; Modification of Agreement. This Agreement and the other Loan Documents constitute the complete agreement between the parties with respect to the subject matter hereof and thereof, supersede all prior agreements, commitments, understandings or inducements (oral or written, expressed or implied). No Loan Document may be modified, altered or amended except by a written agreement signed by Lender, and each other Credit Party a party to such Loan Document. Borrower and each other Credit Party executing this Agreement or any other Loan Document shall have all duties and obligations under this Agreement and such other Loan Documents from the date of its execution and delivery, regardless of whether the initial Loan has been funded at that time.

9.2 Expenses. Borrower agrees to pay or reimburse Lender for all costs and expenses (including the reasonable fees and expenses of all counsel, advisors, consultants (including environmental and management consultants) and auditors retained in connection therewith) incurred in connection with: (a) the preparation, negotiation, execution, delivery, performance and enforcement of the Loan Documents and the preservation of any rights thereunder; (b) collection, including deficiency collections; (c) the forwarding to Borrower or any other Person on behalf of Borrower by Lender of the proceeds of any Loan (including a wire transfer fee of $25 per wire transfer); (d) any amendment, waiver or other modification with respect to any Loan Document or advice in connection with the administration of the Loans or the rights thereunder; (e) any litigation, dispute, suit, proceeding or action (whether instituted by or between any combination of Lender, Borrower or any other Person), and an appeal or review thereof, in any way relating to the Collateral, any Loan Document, or any action taken or any other agreements to be executed or delivered in connection therewith, whether as a party, witness or otherwise; and (f) any effort (i) to monitor the Loans, and (ii) to verify, protect, evaluate, assess, appraise, collect, sell, liquidate or otherwise dispose of the Collateral.

9.3 No Waiver. Neither Lender's failure, at any time, to require strict performance by Borrower or any other Credit Party of any provision of any Loan Document, nor Lender's failure to exercise, nor any delay in exercising, any right, power or privilege hereunder, shall operate as a waiver thereof or waive, affect or diminish any right of Lender thereafter to demand strict compliance and performance therewith. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or future exercise thereof or the exercise of any other right, power or privilege. Any suspension or waiver of a Default or other provision under the Loan Documents shall not suspend, waive or affect any other Default or other provision under any Loan Document, and shall not be construed as a bar to any right or remedy which Lender would otherwise have had on any future occasion. None of the undertakings, indemnities, agreements, warranties, covenants and representations of Borrower or any other Credit Party to Lender contained in any Loan Document and no Default by Borrower or any other Credit Party under any Loan Document shall be deemed to have been suspended or waived by Lender, unless such waiver or suspension is by an instrument in writing signed by an officer or other authorized employee of Lender and directed to Borrower specifying such suspension or waiver (and then such waiver shall be effective only to the extent therein expressly set forth), and Lender shall not, by any act (other than execution of a formal written waiver), delay, omission or otherwise, be deemed to have waived any of its rights or remedies hereunder.

9.4 Severability; Section Titles. Wherever possible, each provision of the Loan Documents shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of any Loan Document shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of such Loan Document. Except as otherwise expressly provided for in the Loan Documents, no termination or cancellation (regardless of cause or procedure) of any financing arrangement under the Loan Documents shall in any way affect or impair the Obligations, duties, covenants, representations and warranties, indemnities, and liabilities of Borrower or any other Credit Party or the rights of Lender relating to any unpaid Obligation, (due or not due, liquidated, contingent or unliquidated), or any transaction or event occurring prior to such termination, or any transaction or event, the performance of which is not required until after the Commitment Termination Date, all of which shall not terminate or expire, but rather shall survive such termination or cancellation and shall continue in full force and effect until the Termination Date; provided, that all indemnity obligations of the Credit Parties under the Loan Documents shall survive the Termination Date. The Section titles contained in any Loan Document are and shall be without substantive meaning or content of any kind whatsoever and are not a part of the agreement between the parties hereto.

9.5 Authorized Signature. Until Lender shall be notified in writing by Borrower or any other Credit Party to the contrary, the signature upon any document or instrument delivered pursuant hereto and believed by Lender or any of Lender's officers, agents, or employees to be that of an officer of Borrower or such other Credit Party shall bind Borrower and such other Credit Party and be deemed to be the act of Borrower or such other Credit Party affixed pursuant to and in accordance with resolutions duly adopted by Borrower's or such other Credit Party's Board of Directors, and Lender shall be entitled to assume the authority of each signature and authority of the person whose signature it is or appears to be unless the person acting in reliance thereon shall have actual knowledge to the contrary.

9.6 Notices. Except as otherwise provided herein, whenever any notice, demand, request or other communication shall or may be given to or served upon any party by any other party, or whenever any party desires to give or serve upon any other party any communication with respect to this Agreement, each such communication shall be in writing and shall be deemed to have been validly served, given or delivered (a) upon the earlier of actual receipt and three (3) days after deposit in the United States Mail, registered or certified mail, return receipt requested, with proper postage prepaid, (b) upon transmission, when sent by telecopy or other similar facsimile transmission (with such telecopy or facsimile promptly confirmed by delivery of a copy by personal delivery or United States Mail as otherwise provided in this Section 9.6), (c) one (1) Business Day after deposit with a reputable overnight courier with all charges prepaid or (d) when hand-delivered, all of which shall be addressed to the party to be notified and sent to the address or facsimile number indicated in Schedule B or to such other address (or facsimile number) as may be substituted by notice given as herein provided. Failure or delay in delivering copies of any such communication to any Person (other than Borrower or Lender) designated in Schedule B to receive copies shall in no way adversely affect the effectiveness of such communication.

9.7 Counterparts. Any Loan Document may be executed in any number of separate counterparts by any one or more of the parties thereto, and all of said counterparts taken together shall constitute one and the same instrument.

9.8 Time of the Essence. Time is of the essence for performance of the Obligations under the Loan Documents.

9.9 GOVERNING LAW. THE LOAN DOCUMENTS AND THE OBLIGATIONS ARISING UNDER THE LOAN DOCUMENTS SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NORTH CAROLINA APPLICABLE TO CONTRACTS MADE AND PERFORMED IN SUCH STATE, WITHOUT REGARD TO THE PRINCIPLES THEREOF REGARDING CONFLICTS OF LAWS.

9.10 SUBMISSION TO JURISDICTION; WAIVER OF JURY TRIAL. (A) BORROWER AND EACH OTHER CREDIT PARTY EXECUTING THIS AGREEMENT HEREBY CONSENT AND AGREE THAT THE STATE OR FEDERAL COURTS LOCATED IN NORTH CAROLINA SHALL HAVE EXCLUSIVE JURISDICTION TO HEAR AND DETERMINE ANY CLAIMS OR DISPUTES BETWEEN BORROWER AND SUCH CREDIT PARTY AND LENDER PERTAINING TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS OR TO ANY MATTER ARISING OUT OF OR RELATED TO THIS AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS; PROVIDED, THAT LENDER, BORROWER AND SUCH CREDIT PARTY ACKNOWLEDGE THAT ANY APPEALS FROM THOSE COURTS MAY HAVE TO BE HEARD BY A COURT LOCATED OUTSIDE OF NORTH CAROLINA; AND FURTHER PROVIDED, THAT NOTHING IN THIS AGREEMENT SHALL BE DEEMED OR OPERATE TO PRECLUDE LENDER FROM BRINGING SUIT OR TAKING OTHER LEGAL ACTION IN ANY OTHER JURISDICTION TO COLLECT THE OBLIGATIONS, TO REALIZE ON THE COLLATERAL OR ANY OTHER SECURITY FOR THE OBLIGATIONS, OR TO ENFORCE A JUDGMENT OR OTHER COURT ORDER IN FAVOR OF LENDER. BORROWER AND EACH OTHER CREDIT PARTY EXECUTING THIS AGREEMENT EXPRESSLY SUBMIT AND CONSENT IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR SUIT COMMENCED IN ANY SUCH COURT, AND BORROWER AND SUCH CREDIT PARTY HEREBY WAIVE ANY OBJECTION WHICH IT MAY HAVE BASED UPON LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OR FORUM NON CONVENIENS. BORROWER AND EACH OTHER CREDIT PARTY EXECUTING THIS AGREEMENT HEREBY WAIVE PERSONAL SERVICE OF THE SUMMONS, COMPLAINT AND OTHER PROCESS ISSUED IN ANY SUCH ACTION OR SUIT AND AGREE THAT SERVICE OF SUCH SUMMONS, COMPLAINT AND OTHER PROCESS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO BORROWER OR SUCH CREDIT PARTY AT THE ADDRESS SET FORTH IN SCHEDULE B OF THIS AGREEMENT AND THAT SERVICE SO MADE SHALL BE DEEMED COMPLETED UPON THE EARLIER OF BORROWER'S OR SUCH CREDIT PARTY'S ACTUAL RECEIPT THEREOF OR THREE (3) DAYS AFTER DEPOSIT IN THE U.S. MAILS, PROPER POSTAGE PREPAID.

         (B) THE PARTIES HERETO WAIVE ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE BETWEEN LENDER, BORROWER AND ANY CREDIT PARTY ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THE RELATIONSHIP ESTABLISHED BETWEEN THEM IN CONNECTION WITH THE LOAN DOCUMENTS OR THE TRANSACTIONS RELATED THERETO.

9.11 Press Releases. Neither any Credit Party nor any of its Affiliates will in the future issue any press release or other public disclosure using the name of GE Capital Commercial Services, Inc. or its affiliates or referring to this Agreement or the other Loan Documents without at least two (2) Business Days' prior notice to Lender and without the prior written consent of Lender unless (and only to the extent that) such Credit Party or Affiliate is required to do so under law and then, in any event, such Credit Party or Affiliate will consult with Lender before issuing such press release or other public disclosure; provided, however, that no such consultation shall be required with respect to Borrower's required filings with the Securities and Exchange Commission.

9.12 Reinstatement. This Agreement shall continue to be effective, or be reinstated, as the case may be, if at any time payment of all or any part of the Obligations is rescinded or must otherwise be returned or restored by Lender upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of Borrower or any other Credit Party, or otherwise, all as though such payments had not been made.

IN WITNESS WHEREOF, this Loan and Security Agreement has been duly executed as of the date first written above.

                                           LENDINGTREE, INC.



                                           By: __________________________
                                           Name: Keith B. Hall
                                           Title: Chief Financial Officer

                                           GE CAPITAL COMMERCIAL SERVICES, INC.



                                           By: ___________________________
                                           Name: _________________________
                                           Title:  _______________________

                            SCHEDULE A - DEFINITIONS

Capitalized terms used in this Agreement and the other Loan Documents shall have (unless otherwise provided elsewhere in this Agreement or in the other Loan Documents) the following respective meanings:

"Account Debtor" shall mean any Person who is or may become obligated with respect to, or on account of, an Account.

"Accounts" shall mean all "accounts," as such term is defined in the Code, now owned or hereafter acquired by any Person, including: (i) all accounts receivable, other receivables, book debts and other forms of obligations (other than forms of obligations evidenced by Chattel Paper, Documents or Instruments), whether arising out of goods sold or services rendered or from any other transaction (including any such obligations which may be characterized as an account or contract right under the Code); (ii) all of such Person's rights in, to and under all purchase orders or receipts for goods or services; (iii) all of such Person's rights to any goods represented by any of the foregoing (including unpaid sellers' rights of rescission, replevin, reclamation and stoppage in transit and rights to returned, reclaimed or repossessed goods); (iv) all moneys due or to become due to such Person under all purchase orders and contracts for the sale of goods or the performance of services or both by such Person or in connection with any other transaction (whether or not yet earned by performance on the part of such Person), including the right to receive the proceeds of said purchase orders and contracts; and (v) all collateral security and guarantees of any kind given by any other Person with respect to any of the foregoing.

"Affiliate" shall mean, with respect to any Person: (i) each other Person that, directly or indirectly, owns or controls, whether beneficially, or as a trustee, guardian or other fiduciary, five percent (5%) or more of the Stock having ordinary voting power for the election of directors of such Person; (ii) each other Person that controls, is controlled by or is under common control with such Person or any Affiliate of such Person; or (iii) each of such Person's officers, directors, joint venturers and partners. For the purpose of this definition, "control" of a Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" shall mean this Agreement including all appendices, exhibits or schedules attached or otherwise identified thereto, restatements and modifications and supplements thereto, and any appendices, exhibits or schedules to any of the foregoing, each as in effect at the time such reference becomes operative; provided, that except as specifically set forth in this Agreement, any reference to the Disclosure Schedules to this Agreement shall be deemed a reference to the Disclosure Schedules as in effect on the Closing Date or in a written amendment thereto executed by Borrower and Lender.

"Books and Records" shall mean all books, records, board minutes, contracts, licenses, insurance policies, environmental audits, business plans, files, computer files, computer discs and other data and software storage and media devices, accounting books and records, financial statements (actual and pro forma), filings with Governmental Authorities and any and all records and instruments relating to the Collateral or Borrower's business.

"Borrower" shall mean the Person identified as such in the preamble of this Agreement.

"Borrowing Availability" shall mean, at any time, the lesser of (i) the Maximum Amount or (ii) the Borrowing Base, in each case less reserves established by Lender from time to time.

"Borrowing Base" shall mean at any time an amount up to eighty-five percent (85%)of the value (as determined by Lender) of Borrower's Eligible Accounts, provided that Lender shall reduce the foregoing percentage by five percentage points for each percentage point that the dilution of Borrower's Accounts (calculated by Lender as the average dilution over the most recent three months) exceeds 3%.

"Business Day" shall mean any day that is not a Saturday, a Sunday or a day on which banks are required or permitted to be closed in the State of North Carolina.

"Capital Expenditures" shall mean all payments or accruals (including Capital Lease Obligations) for any fixed assets or improvements or for replacements, substitutions or additions thereto, that have a useful life of more than one year and that are required to be capitalized under GAAP.

"Capital Lease" shall mean, with respect to any Person, any lease of any property (whether real, personal or mixed) by such Person as lessee that, in accordance with GAAP, either would be required to be classified and accounted for as a capital lease on a balance sheet of such Person or otherwise would be disclosed as such in a note to such balance sheet, other than, in the case of Borrower, any such lease under which Borrower is the lessor.

"Capital Lease Obligation" shall mean, with respect to any Capital Lease, the amount of the obligation of the lessee thereunder that, in accordance with GAAP, would appear on a balance sheet of such lessee in respect of such Capital Lease or otherwise be disclosed in a note to such balance sheet.

"Cash Collateral Account" shall have the meaning assigned to it in Schedule C.

"Change of Control" shall mean, with respect to any Person on or after the Closing Date, that any change in the composition of its stockholders as of the Closing Date shall occur which would result in any stockholder or group (other than Capital Z Financial Services Fund II, L.P. and its Affiliates) acquiring 49.9% or more of any class of Stock of such Person, or that any Person (or group of Persons acting in concert), other than Capital Z Financial Services Fund II, L.P. and its Affiliates, shall otherwise acquire, directly or indirectly (including through Affiliates), the power to elect a majority of the Board of Directors of such Person or otherwise direct the management or affairs of such Person by obtaining proxies, entering into voting agreements or trusts, acquiring securities or otherwise.

"Charges" shall mean all Federal, state, county, city, municipal, local, foreign or other governmental taxes (including taxes owed to PBGC at the time due and payable), levies, customs or other duties, assessments, charges, liens, and all additional charges, interest, penalties, expenses, claims or encumbrances upon or relating to (i) the Collateral, (ii) the Obligations, (iii) the employees, payroll, income or gross receipts of any Credit Party, (iv) the ownership or use of any assets by any Credit Party, or (v) any other aspect of any Credit Party's business.

"Chattel Paper" shall mean all "chattel paper," as such term is defined in the Code, now owned or hereafter acquired by any Person, wherever located.

"Closing Date" shall mean the Business Day on which the conditions precedent set forth in Section 2 have been satisfied or specifically waived in writing by Lender, and the initial Loan has been made.

"Closing Fee" shall have the meaning assigned to it in Schedule E.

"Code" shall mean the Uniform Commercial Code as the same may, from time to time, be in effect in the State of North Carolina; provided, that in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of Lender's security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of North Carolina, the term "Code" shall mean the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions of this Agreement relating to such attachment, perfection or priority and for purposes of definitions related to such provisions.

"Collateral" shall have the meaning assigned to it in Section 6.1.

"Collection Account" shall mean that certain account of Lender, account number 50 260 994, in the name of Lender at Bankers Trust Company, One Bankers Trust Plaza, 130 Liberty Street, New York City, NY 10006, ABA - 021 001 033

"Commitment Termination Date" shall mean the earliest of (i) the Stated Expiry Date, (ii) the date Lender's obligation to advance funds is terminated pursuant to Section 7.2, or (iii) the date of indefeasible prepayment in full by Borrower of the Obligations in accordance with the provisions of Section 1.2(c).

"Contracts" shall mean all the contracts, undertakings, or agreements (other than rights evidenced by Chattel Paper, Documents or Instruments) in or under which any Person may now or hereafter have any right, title or interest, including any agreement relating to the terms of payment or the terms of performance of any Account.

"Contractual Obligation" shall mean as to any Person, any provision of any security issued by such Person or of any agreement, instrument, or other undertaking to which such Person is a party or by which it or any of its property is bound.

"Corporate Credit Party" shall mean any Credit Party that is a corporation, partnership or limited liability company.

"Credit Party" shall mean Borrower, and each other Person (other than Lender) that is or may become a party to this Agreement or any other Loan Document.

"Default" shall mean any Event of Default or any event which, with the passage of time or notice or both, would, unless cured or waived, become an Event of Default.

"Default Rate" shall have the meaning assigned to it in Section 1.5(c).

"Documents" shall mean all "documents," as such term is defined in the Code, now owned or hereafter acquired by any Person, wherever located, including all bills of lading, dock warrants, dock receipts, warehouse receipts, and other documents of title, whether negotiable or non-negotiable.

"Eligible Accounts" shall mean as at the date of determination, (i) all Accounts of the Borrower generated through the Borrower's LendingTree.com loan exchange operations and (ii) upon the request of the Borrower and with the consent of the Lender in its sole and unfettered discretion, all Accounts of the Borrower generated through the licensing of the Lend-X (TM) software platform, except any
Account:

         (a) that does not arise from the sale of goods or the performance of services by Borrower in the ordinary course of Borrower's business;

         (b) upon which (i) Borrower's right to receive payment is not absolute or is contingent upon the fulfillment of any condition whatsoever or (ii) Borrower is not able to bring suit or otherwise enforce its remedies against the Account Debtor through judicial process;

         (c) against which any defense, counterclaim or setoff, whether well-founded or otherwise, is asserted or which is a "contra" Account;

         (d) that is not a true and correct statement of a bona fide indebtedness incurred in the amount of the Account for merchandise sold or services performed and accepted by the Account Debtor obligated upon such Account;

         (e) with respect to which an invoice, reasonably acceptable to Lender in form and substance, has not been sent;

         (f) that is not owned by Borrower or is subject to any right, claim, or interest of another Person, other than the Lien in favor of Lender;

         (g) that arises from a sale to or performance of services for an employee, Affiliate, Subsidiary or Stockholder of Borrower or any other Credit Party, or an entity which has common officers or directors with Borrower or any other Credit Party;

         (h) that is the obligation of an Account Debtor that is the Federal (or local) government or a political subdivision thereof, (which for purposes of this clause (h) does not include the Federal Home Loan Mortgage Corporation) unless Lender has agreed to the contrary in writing and Borrower has complied with the Federal Assignment of Claims Act of 1940 (or the state equivalent thereof, if any) with respect to such obligation;

         (i) that is the obligation of an Account Debtor located in a foreign country unless such Account is supported by a letter of credit in which Lender has a first priority perfected security interest by possession or credit insurance acceptable to Lender (and naming Lender as loss payee);

         (j) that is the obligation of an Account Debtor to whom Borrower is or may become liable for goods sold or services rendered by the Account Debtor to Borrower, to the extent of Borrower's liability to such Account Debtor;

         (k) that arises with respect to goods which are delivered on a cash-on-delivery basis or placed on consignment, guaranteed sale or other terms by reason of which the payment by the Account Debtor may be conditional;

         (l) that is an obligation for which the total unpaid Accounts of the Account Debtor exceed 20% of the aggregate of all Accounts or $500,000 , to the extent of such excess, without the written approval of Lender which approval may be withheld in Lender's sole discretion;

         (m) that is not paid within 45 days from its due date or that are Accounts of an Account Debtor if 25% or more of the Accounts owing from such Account Debtor remain unpaid within such time period;

         (n) is an obligation of an Account Debtor that has suspended business, made a general assignment for the benefit of creditors, is unable to pay its debts as they become due or as to which a petition has been filed (voluntary or involuntary) under any law relating to bankruptcy, insolvency, reorganization or relief of debtors;

         (o) that arises from any bill-and-hold or other sale of goods which remain in Borrower's possession or under Borrower's control;

         (p) as to which Lender's interest therein is not a first priority perfected security interest;

         (q) to the extent that such Account exceeds any credit limit established by Lender in Lender's good faith credit judgment;

         (r) as to which any of Borrower's representations or warranties pertaining to Accounts are untrue;

         (s) that represents interest payments, late or finance charges, or service charges owing to Borrower;

         (t) that is not otherwise acceptable in the good faith discretion of Lender, provided, that Lender shall have the right to create and adjust eligibility standards and related reserves from time to time in its good faith credit judgment; or

         (u) that is the obligation of the Federal Home Loan Mortgage Corporation until such time as Lender shall have received a Non-Offset and Consent Agreement executed by the Federal Home Loan Mortgage Corporation substantially in the form of Exhibit M hereto.

"Environmental Laws" shall mean all Federal, state and local laws, statutes, ordinances and regulations, now or hereafter in effect, and in each case as amended or supplemented from time to time, and any applicable judicial or administrative interpretation thereof relating to the regulation and protection of human health, safety, the environment and natural resources (including ambient air, surface water, groundwater, wetlands, land surface or subsurface strata, wildlife, aquatic species and vegetation).

"Environmental Liabilities" shall mean all liabilities, obligations, responsibilities, remedial actions, removal costs, losses, damages of whatever nature, costs and expenses (including all reasonable fees, disbursements and expenses of counsel, experts and consultants and costs of investigation and feasibility studies), fines, penalties, sanctions and interest incurred as a result of any claim, suit, action or demand of whatever nature by any Person and which relate to any health or safety condition regulated under any Environmental Law, environmental permits or in connection with any Release, threatened Release, or the presence of a Hazardous Material.

"ERISA" shall mean the Employee Retirement Income Security Act of 1974 (or any successor legislation thereto), as amended from time to time, and any regulations promulgated thereunder.

"ERISA Affiliate" shall mean any trade or business (whether or not incorporated) that, together with any Credit Party, is treated as a single employer under
Section 414(b), (c), (m) or (o) of the IRC, or, solely for the purposes of
Section 302 of ERISA and Section 412 of the IRC, is treated as a single employer under Section 414 of the IRC.

"ERISA Event" shall mean (a) any "reportable event", as defined in Section 4043 of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived); (b) the existence with respect to any Plan of an "accumulated funding deficiency" (as defined in Section 412 of the IRC or Section 302 of ERISA), whether or not waived; (c) the filing pursuant to Section 412(b) of the IRC or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by any Credit Party or any ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan;
(e) the receipt by any Credit Party or any ERISA Affiliate from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan; (f) the incurrence by any Credit Party or any ERISA Affiliate of any liability with respect to any withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by any Credit Party or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan from any Credit Party or any ERISA Affiliate of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA.

"Event of Default" shall have the meaning assigned to it in Section 7.1.

"Fees" shall mean the fees and commissions due to Lender as set forth in Schedule E.

"Financial Statements" shall mean the consolidated and consolidating income statement, balance sheet and statement of cash flows of Borrower and its Subsidiaries, internally prepared for each Fiscal Month, and audited for each Fiscal Year, prepared in accordance with GAAP.

"Fiscal Month" shall mean any of the monthly accounting periods of Borrower.

"Fiscal Quarter" shall mean any of the quarterly accounting periods of Borrower.

"Fiscal Year" shall mean the 12 month period of Borrower ending December 31 of each year. Subsequent changes of the fiscal year of Borrower shall not change the term "Fiscal Year" unless Lender shall consent in writing to such change.

"GAAP" shall mean generally accepted accounting principles in the United States of America as in effect from time to time, consistently applied.

"General Intangibles" shall mean "general intangibles," as such term is defined in the Code, now owned or hereafter acquired by any Person but specifically excluding Intellectual Property.

"Governmental Authority" shall mean any nation or government, any state or other political subdivision thereof, and any agency, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

"Guaranteed Indebtedness" shall mean, as to any Person, any obligation of such Person guaranteeing any indebtedness, lease, dividend, or other obligation ("primary obligations") of any other Person (the "primary obligor") in any manner, including any obligation or arrangement of such guaranteeing Person (whether or not contingent): (i) to purchase or repurchase any such primary obligation; (ii) to advance or supply funds (a) for the purchase or payment of any such primary obligation or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency or any balance sheet condition of the primary obligor; (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation; or (iv) to indemnify the owner of such primary obligation against loss in respect thereof.

"Guarantor" shall mean each Person which executes a guaranty or a support, put or other similar agreement in favor of Lender in connection with the transactions contemplated by this Agreement.

"Guaranty" shall mean any agreement to perform all or any portion of the Obligations on behalf of Borrower or any other Credit Party, in favor of, and in form and substance satisfactory to, Lender, together with all amendments, modifications and supplements thereto, and shall refer to such Guaranty as the same may be in effect at the time such reference becomes operative.

"Hazardous Material" shall mean any substance, material or waste which is regulated by or forms the basis of liability now or hereafter under, any Environmental Laws, including any material or substance which is (a) defined as a "solid waste," "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste," "restricted hazardous waste," "pollutant," "contaminant," "hazardous constituent," "special waste," "toxic substance" or other similar term or phrase under any Environmental Laws, (b) petroleum or any fraction or by-product thereof, asbestos, polychlorinated biphenyls (PCB's), or any radioactive substance.

"Hazardous Waste" shall have the meaning ascribed to such term in the Resource Conservation and Recovery Act (42 U.S.C. ss.ss. 6901 et. seq.).

"HomeSpace" shall mean HomeSpace Acquisition Company, a Delaware corporation.

"Indebtedness" of any Person shall mean: (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers' acceptances, whether or not matured, but not including obligations to trade creditors incurred in the ordinary course of business and not more than 45 days past due); (ii) all obligations evidenced by notes, bonds, debentures or similar instruments; (iii) all indebtedness created or arising under any conditional sale or other title retention agreements with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (iv) all Capital Lease Obligations;
(v) all Guaranteed Indebtedness; (vi) all Indebtedness referred to in clauses
(i), (ii), (iii), (iv) or (v) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon or in property (including accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness; (vii) the Obligations; and (viii) all liabilities under Title IV of ERISA.

"Indemnified Liabilities" and "Indemnified Person" shall have the meaning assigned to such terms in Section 1.11.

"Index Rate" shall mean the latest "Prime Rate", which normally is published in the "Money Rates" section of The Wall Street Journal (or if such rate ceases to be so published, as quoted from such other generally available and recognizable source as Lender may select). The Prime Rate shall be determined (i) on the first Business Day immediately prior to the Closing Date for the calculation of interest for the month in which the Closing Date occurs and, thereafter, for any month interest on the Loans is calculated using the Prime Rate, the Prime Rate shall be determined on the last Business Day of the preceding calendar month.

"Instruments" shall mean all "instruments," as such term is defined in the Code, now owned or hereafter acquired by any Person, wherever located, including all certificated securities and all notes and other evidences of indebtedness, other than instruments that constitute, or are a part of a group of writings that constitute, Chattel Paper.

"Intellectual Property" shall mean any and all licenses, patents, copyrights, trademarks, trade secrets and customer lists.

"IRC" and "IRS" shall mean respectively, the Internal Revenue Code of 1986 and the Internal Revenue Service, and any successors thereto.

"Lender" shall mean GE Capital Commercial Services, Inc. and, if at any time Lender shall decide to assign or syndicate all or any of the Obligations, such term shall include such assignee or such other members of the syndicate.

"Lien" shall mean any mortgage, security deed or deed of trust, pledge, hypothecation, assignment, deposit arrangement, lien, charge, claim, security interest, security title, easement or encumbrance, or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including any lease or title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing, and the filing of, or agreement to give, any financing statement perfecting a security interest under the Code or comparable law of any jurisdiction).

"Litigation" shall mean any claim, lawsuit, litigation, investigation or proceeding of or before any arbitrator or Governmental Authority.

"Loan Documents" shall mean this Agreement, the Notes, the Financial Statements, the Power of Attorney, the Lock Box Account Agreements, and the other documents and instruments listed in Schedule F, and all security agreements, mortgages and all other documents, instruments, certificates, and notices at any time delivered by any Person (other than Lender) in connection with any of the foregoing.

"Loans" shall mean the Revolving Credit Loan.

"Lock Box Account" shall have the meaning assigned to such terms in Schedule D.

"Material Adverse Effect" shall mean: a material adverse effect on (a) the business, assets, operations, prospects or financial or other condition of Borrower or any other Credit Party or the industry within which Borrower or any other Credit Party operates, (b) Borrower's or any other Credit Party's ability to pay or perform the Obligations under the Loan Documents to which such Credit Party is a party in accordance with the terms thereof, (c) the Collateral or Lender's Liens on the Collateral or the priority of any such Lien, or (d) Lender's rights and remedies under this Agreement and the other Loan Documents.

"Maximum Amount" shall mean $15,000,000.

"Minimum Actionable Amount" shall mean $50,000.

"Multiemployer Plan" shall mean a "multiemployer plan," as defined in Section 4001(a) (3) of ERISA, to which Borrower, any other Credit Party or any ERISA Affiliate is making, is obligated to make, has made or been obligated to make, contributions on behalf of participants who are or were employed by any of them.

"Net Borrowing Availability" shall mean at any time the Borrowing Availability less the Revolving Credit Loans outstanding hereunder.

"Notes" shall mean the Revolving Credit Note.

"Notice of Revolving Credit Advance" shall have the meaning assigned to it in
Section 1.1(b).

"Obligations" shall mean all loans, advances, debts, expense reimbursement, fees, liabilities, and obligations for the performance of covenants, tasks or duties or for payment of monetary amounts (whether or not such performance is then required or contingent, or amounts are liquidated or determinable) owing by Borrower and any other Credit Party to Lender, of any kind or nature, present or future, whether or not evidenced by any note, agreement or other instrument, whether arising under any of the Loan Documents or under any other agreement between Borrower, such Credit Party and Lender, and all covenants and duties regarding such amounts. This term includes all principal, interest (including interest accruing at the then applicable rate provided in this Agreement after the maturity of the Loans and interest accruing at the then applicable rate provided in this Agreement after the filing of any petition in bankruptcy, or the commencement of any insolvency, reorganization or like proceeding, whether or not a claim for post-filing or post-petition interest is allowed in such proceeding), Fees, Charges, expenses, attorneys' fees and any other sum chargeable to Borrower under any of the Loan Documents, and all principal and interest due in respect of the Loans and all obligations and liabilities of any Guarantor under any Guaranty.

"PBGC" shall mean the Pension Benefit Guaranty Corporation or any successor thereto.

"Permitted Encumbrances" shall mean the following encumbrances: (i) Liens for taxes or assessments or other governmental Charges or levies, either not yet due and payable or to the extent that nonpayment thereof is permitted by the terms of Section 3.10; (ii) pledges or deposits securing obligations under worker's compensation, unemployment insurance, social security or public liability laws or similar legislation; (iii) pledges or deposits securing bids, tenders, contracts (other than contracts for the payment of money) or leases to which any Credit Party is a party as lessee made in the ordinary course of business; (iv) deposits securing public or statutory obligations of any Credit Party; (v) inchoate and unperfected workers', mechanics', or similar liens arising in the ordinary course of business so long as such Liens attach only to equipment, fixtures or real estate; (vi) carriers', warehousemen's, suppliers' or other similar possessory liens arising in the ordinary course of business and securing indebtedness not yet due and payable in an outstanding aggregate amount not in excess of $25,000 at any time so long as such Liens attach only to inventory;
(vii) deposits of money securing, or in lieu of, surety, appeal or customs bonds in proceedings to which any Credit Party is a party; (viii) zoning restrictions, easements, licenses, or other restrictions on the use of real property or other minor irregularities in title (including leasehold title) thereto, so long as the same do not materially impair the use, value, or marketability of such real estate; (ix) Purchase Money Liens securing Purchase Money Indebtedness (or rent) to the extent permitted under Section 5(b)(vii); (x) Liens in existence on the Closing Date as disclosed on Disclosure Schedule 5(e) provided that no such Lien is spread to cover additional property after the Closing Date and the amount of Indebtedness secured thereby is not increased; (xi) Liens in favor of Lender securing the Obligations; (xii) Liens in favor of lessors under capitalized leases to the extent that the obligations thereunder is Indebtedness permitted by Section 5(b)(vii); provided, however, that each such Lien extends only to the property which is the subject of such capitalized lease and is given only to secure the obligations under such capitalized lease; and (xiii) Liens (if any) in favor of Federal Home Loan Mortgage Corporation under the Software Customization, License and Services Agreement dated July 7, 2000 (as amended on March 7, 2001) between the Federal Home Loan Mortgage Corporation and the Borrower.

"Person" shall mean any individual, sole proprietorship, partnership, limited liability partnership, joint venture, trust, unincorporated organization, association, corporation, limited liability company, institution, public benefit corporation, entity or government (whether Federal, state, county, city, municipal or otherwise, including any instrumentality, division, agency, body or department thereof), and shall include such Person's successors and assigns.

"Plan" shall mean any employee pension benefit plan (other than a Multiemployer
Plan) subject to the provisions of Title IV of ERISA or Section 412 of the IRC or Section 302 of ERISA, and in respect of which any Credit Party or any ERISA Affiliate is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an "employer" as defined in Section 3(5) of ERISA.

"Prepayment Fee" shall mean the prepayment fee specified in Schedule E.

"Proceeds" shall mean "proceeds," as such term is defined in the Code and, in any event, shall include: (i) any and all proceeds of any insurance, indemnity, warranty or guaranty payable to Borrower or any other Credit Party from time to time with respect to any Collateral; (ii) any and all payments (in any form whatsoever) made or due and payable to Borrower or any other Credit Party from time to time in connection with any requisition, confiscation, condemnation, seizure or forfeiture of any Collateral by any governmental body, authority, bureau or agency (or any person acting under color of governmental authority);
(iii) any claim of Borrower or any other Credit Party against third parties (a) for past, present or future infringement of any Intellectual Property or (b) for past, present or future infringement or dilution of any trademark or trademark license or for injury to the goodwill associated with any trademark, trademark registration or trademark licensed under any trademark license; (iv) any recoveries by Borrower or any other Credit Party against third parties with respect to any litigation or dispute concerning any Collateral; and (v) any and all other amounts from time to time paid or payable under or in connection with any Collateral, upon disposition or otherwise.

"Projections" shall mean as of any date the consolidated and consolidating balance sheet, statements of income and cash flow for Borrower and its Subsidiaries (including forecasted Capital Expenditures and Net Borrowing Availability) (i) by month for the next Fiscal Year, and (ii) by year for the following three Fiscal Years, in each case prepared in a manner consistent with GAAP.

"Purchase Money Indebtedness" shall mean (i) any Indebtedness incurred for the payment of all or any part of the purchase price of any fixed asset, (ii) any Indebtedness incurred for the sole purpose of financing or refinancing all or any part of the purchase price of any fixed asset, and (iii) any renewals, extensions or refinancings thereof (but not any increases in the principal amounts thereof outstanding at that time).

"Purchase Money Lien" shall mean any Lien upon any fixed assets which secures the Purchase Money Indebtedness related thereto but only if such Lien shall at all times be confined solely to the asset the purchase price of which was financed or refinanced through the incurrence of the Purchase Money Indebtedness secured by such Lien and only if such Lien secures only such Purchase Money Indebtedness.

"Real Property" shall have the meaning assigned to it in Section 3.15.

"Release" shall mean, as to any Person, any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of Hazardous Materials in the indoor or outdoor environment by such Person, including the movement of Hazardous Materials through or in the air, soil, surface water, ground water or property.

"Requirement of Law" shall mean as to any Person, the Certificate or Articles of Incorporation and By-Laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case binding upon such Person or any of its property or to which such Person or any of its property is subject.

"Restricted Payment" shall mean: (i) the declaration or payment of any cash dividend or the incurrence of any liability to make any other payment or distribution of cash or other property or assets on or in respect of Borrower's or any other Credit Party's Stock; (ii) any payment or distribution made in respect of any subordinated Indebtedness of Borrower or any other Credit Party in violation of any subordination or other agreement made in favor of Lender;
(iii) any payment on account of the purchase, redemption, defeasance or other retirement of Borrower's or any other Credit Party's Stock or Indebtedness or any other payment or distribution made in respect of any thereof, either directly or indirectly; other than (a) that arising under this Agreement or (b) interest and principal, when due without acceleration or modification of the amortization as in effect on the Closing Date, under Indebtedness (not including subordinated Indebtedness, payments of which shall be permitted only in accordance with the terms of the relevant subordination agreement made in favor of Lender) described in Disclosure Schedule (5(b)) or otherwise permitted under
Section 5(b)(vi); or (iv) any payment, loan, contribution, or other transfer of funds or other property to any Stockholder of such Person which is not expressly and specifically permitted in this Agreement; provided, that (x) no payment to Lender, and (y) no loan to employees permitted by Section 5(c) shall constitute a Restricted Payment.

"Revolving Credit Advance" shall have the meaning assigned to it in Section 1.1(a).

"Revolving Credit Loan" shall mean at any time the aggregate amount of Revolving Credit Advances then outstanding. "Revolving Credit Note" shall mean the promissory note of Borrower dated the Closing Date, substantially in the form of Exhibit F.

"Revolving Credit Rate" shall have the meaning assigned to it in Section 1.5(a).

"Stated Expiry Date" shall mean July , 2003; provided that the Stated Expiry Date shall automatically be extended for consecutive one (1) year periods thereafter, unless, in each case, prior to the then current Stated Expiry Date
(a) Borrower provides written notice to Lender not less than thirty (30) days prior to the then current Stated Expiry Date that Borrower has elected not to extend the then current Stated Expiry Date, or (b) Lender provides written notice to Borrower not less than thirty (30) days prior to the then current Stated Expiry Date that Lender has elected not to extend the then current Stated Expiry Date. The foregoing notwithstanding, the Stated Expiry Date shall not be extended if, as of the then current Stated Expiry Date, a Default shall have occurred and is continuing. Nothing contained herein shall be deemed to be a commitment by Lender to extend the Stated Expiry Date at any time in effect.

"Stock" shall mean all certificated and uncertificated shares, options, warrants, membership interests, general or limited partnership interests, participation or other equivalents (regardless of how designated) of or in a corporation, partnership, limited liability company or equivalent entity whether voting or nonvoting, including common stock, preferred stock, or any other "equity security" (as such term is defined in Rule 3a11-1 of the General Rules and Regulations promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934).

"Stockholder" shall mean each holder of Stock of Borrower or any other Credit Party.

"Subsidiary" shall mean, with respect to any Person, (i) any corporation of which an aggregate of more than 50% of the outstanding Stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, Stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, owned legally or beneficially by such Person and/or one or more Subsidiaries of such Person, or with respect to which any such Person has the right to vote or designate the vote of 50% or more of such Stock whether by proxy, agreement, operation of law or otherwise, and (ii) any partnership or limited liability company in which such Person or one or more Subsidiaries of such Person has an equity interest (whether in the form of voting or participation in profits or capital contribution) of more than 50% or of which any such Person is a general partner or manager or may exercise the powers of a general partner or manager.

"Taxes" shall mean taxes, levies, imposts, deductions, Charges or withholdings, and all liabilities with respect thereto, excluding taxes imposed on or measured by the net income of Lender.

"Termination Date" shall mean the date on which all Obligations under this Agreement are indefeasibly paid in full, in cash, and Borrower shall have no further right to borrow any moneys or obtain other credit extensions or financial accommodations under this Agreement.

"ULLICO" shall mean Union Labor Life Insurance Company.

"Withdrawal Liability" shall mean liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

Any accounting term used in this Agreement or the other Loan Documents shall have, unless otherwise specifically provided therein, the meaning customarily given such term in accordance with GAAP, and all financial computations thereunder shall be computed, unless otherwise specifically provided therein, in accordance with GAAP consistently applied; provided, that all financial covenants and calculations in the Loan Documents shall be made in accordance with GAAP as in effect on the Closing Date unless Borrower and Lender shall otherwise specifically agree in writing. That certain items or computations are explicitly modified by the phrase "in accordance with GAAP" shall in no way be construed to limit the foregoing. All other undefined terms contained in this Agreement or the other Loan Documents shall, unless the context indicates otherwise, have the meanings provided for by the Code. The words "herein," "hereof" and "hereunder" or other words of similar import refer to this Agreement as a whole, including the exhibits and schedules thereto, as the same may from time to time be amended, modified or supplemented, and not to any particular section, subsection or clause contained in this Agreement.

For purposes of this Agreement and the other Loan Documents, the following additional rules of construction shall apply, unless specifically indicated to the contrary: (a) wherever from the context it appears appropriate, each term stated in either the singular or plural shall include the singular and the plural,; (b) the term "or" is not exclusive; (c) the term "including" (or any form thereof) shall not be limiting or exclusive; (d) all references to statutes and related regulations shall include any amendments of same and any successor statutes and regulations; and (e) all references to any instruments or agreements, including references to any of the Loan Documents, shall include any and all modifications or amendments thereto and any and all extensions or renewals thereof.

                                   Schedule B
                   LENDER'S AND BORROWER'S ADDRESS FOR NOTICES



Lender's Address

Name:         GE Capital Commercial Services, Inc.

Address:      101 South Main Street

              High Point, NC  27261-2730

Attn:         LENDINGTREE, INC. Account Manager

Telephone:    336-889-2929

Facsimile:    336-889-6261



Borrower's Address

Name:         LENDINGTREE, INC.

Address  :    11115 Rushmore Drive

              Charlotte, NC 28277

Attn:         Robert J. Flemma
              Keith Hall
              Matt Packey

Telephone:    704-944-8580

Facsimile:    704-541-1824

With a copy to:

Name:         Kennedy Covington Lobdell & Hickman, L.L.P.

Address:      Bank of America Corporate Center
              100 North Tryon Street, 42nd floor
              Charlotte, NC 28202-4006

Attn:         Sean M. Jones

Telephone:    704-331-7400

Facsimile:    704-331-7598

                          SCHEDULE D - CASH MANAGEMENT

Borrower agrees to establish, and to maintain, until the Termination Date, the cash management system described below:

1. No Corporate Credit Party: (i) shall (nor shall it permit any of its Subsidiaries to) open or maintain any deposit, checking, operating or other bank account, or similar money handling account, with any bank or other financial institution except for those accounts identified in Attachment I hereto (to include a petty cash account not to exceed $5,000 during any Fiscal Month, and a payroll account not to exceed an amount equal to one regular payroll at any time); and (ii) shall close or permit to be closed any of the accounts listed in Attachment I hereto, in each case without Lender's prior written consent, and then only after such Credit Party has implemented agreements with such bank or financial institution and Lender reasonably acceptable to Lender.

2. Commencing on the Closing Date and until the Termination Date, each Corporate Credit Party shall cause to be deposited directly all cash, checks, notes, drafts or other similar items relating to or constituting proceeds of or payments made in respect of any and all Collateral into the lockbox of Lender at Bank of America, in the name of Lender, at P.O. Box 402325, Atlanta, GA 30384-2325 or at such other lockbox designated from time to time by Lender (collectively, the "Lock Box Accounts").

3. Lender shall cause each bank at which the Lock Box Accounts are held to sweep on a daily basis all amounts in the Lock Box Account to the Collection Account.

4. On the Closing Date, (a) the lock box arrangements shall immediately become operative at the banks at which the Lock Box Accounts are maintained, and (b) amounts outstanding under the Revolving Credit Loan (for purposes of the Borrowing Availability) shall be reduced through daily sweeps, by wire transfer, of the Lock Box Accounts into the Collection Account. Borrower acknowledges that it shall have no right to gain access to any of the moneys in the Lock Box Accounts until after the Termination Date; provided, however, that, on a daily basis, if the balance of funds in the Collection Account exceeds the sum of all Obligations outstanding at such date, Lender shall cause such excess credit balance to be wire transferred to the account of Borrower designated in Attachment I hereto together with interest on such excess credit balance at a rate equal to three percent below the Index Rate.

5. Borrower may maintain, in its name, accounts (the "Disbursement Accounts") at a bank or banks reasonably acceptable to Lender into which Lender shall, from time to time, deposit proceeds of Revolving Credit Advances made pursuant to
Section 1.1 for use solely in accordance with the provisions of Section 1.3. All of the Disbursement Accounts as of the Closing Date are listed in paragraph 2 of Attachment I hereto.

6. Upon the reasonable request of Lender, each Corporate Credit Party shall forward to Lender, on a daily basis, evidence of the deposit of all items of payment received by such Credit Party into the Lock Box Accounts and copies of all such checks and other items, together with a statement showing the application of those items relating to payments on Accounts to outstanding Accounts and a collection report with regard thereto in form and substance satisfactory to Lender.

                           ATTACHMENT I TO SCHEDULE D


LIST OF BANK ACCOUNTS


         1.       Disbursement Accounts.


         2.       Petty Cash Account (not to exceed $5,000).



         3.       Payroll Account (not to exceed one regular payroll).

                                SCHEDULE E - FEES

1. SERVICING FEES: For its services rendered under this Agreement, Borrower shall pay Lender a servicing fee (the "Servicing Fee") equal to: (i) eleven and one-half basis points (0.115%) on the gross amount of those Eligible Accounts arising from the Closing Date through the Commitment Termination Date whose stated terms do not exceed net 30 days, and (ii) sixty-one and on-half basis points (0.615%) on the gross amount of such Eligible Accounts whose stated terms exceed net 30 days. The minimum Servicing Fee payable by Borrower under this Agreement for each calendar month or part thereof, commencing with the month following the month in which the Closing Date shall occur, shall be Five Thousand Dollars ($5,000). The Servicing Fee shall be payable monthly in arrears on the last day of each calendar month and on the Termination Date.

2. CLOSING FEE: A non-refundable closing fee of $20,000, payable and fully earned at closing (the "Closing Fee").

3. PREPAYMENT FEE:
For the Revolving Credit Loan, an amount equal to the Maximum Amount multiplied by:

         2% if Lender's obligation to make further Revolving Credit Advances is terminated voluntarily by Borrower, upon Default or otherwise, on or after the Closing Date and on or before the first anniversary of the Closing Date, payable on the Commitment Termination Date;

         1% if Lender's obligation to make further Revolving Credit Advances is terminated voluntarily by Borrower upon Default, or otherwise, after the first anniversary of the Closing Date and on or before the Stated Expiry Date then in effect, payable on the Commitment Termination Date.

Borrower acknowledges and agrees that (i) it would be difficult or impractical to calculate Lender's actual damages from early termination of Borrower's right to borrow any moneys or obtain other credit extensions or financial accommodations from Lender under this Agreement pursuant to Section 1.2(c) or
Section 7.2, (ii) the Prepayment Fees provided above are intended to be fair and reasonable approximations of such damages, and (iii) the Prepayment Fees are not intended to be penalties. Borrower and Lender agree that the foregoing penalties shall not be applicable to partial prepayments

4. AUDIT FEES: Borrower will reimburse Lender at the rate of $600 per person per day, plus out of pocket expenses, for the audit reviews, field examinations and collateral examinations conducted by Lender.

                                   Schedule F
                              SCHEDULE OF DOCUMENTS

The obligation of Lender to make the initial Revolving Credit Advances and extended other credit is subject to satisfaction of the condition precedent that Lender shall have received the following, each, unless otherwise specified below or the context otherwise requires, dated the Closing Date, in form and substance satisfactory to Lender and its counsel:

PRINCIPAL LOAN DOCUMENTS

1.   Agreement. The Loan and Security Agreement duly executed by Borrower.

2.   Note. Duly executed Note to the order of Lender evidencing the Loans.

3. Notice of Revolving Credit Advance. An original Notice of Revolving Credit Advance duly executed by a responsible officer of Borrower.

COLLATERAL DOCUMENTS.

1. Acknowledgment Copies of Financing Statements. Acknowledgment copies of proper Financing Statements (Form UCC-l) (the "Financing Statements") duly filed under the Code in all jurisdictions as may be necessary or, in the opinion of Lender, desirable to perfect Lender's Lien on the Collateral.

2. UCC Searches. Certified copies of UCC Searches, or other evidence satisfactory to Lender, listing all effective financing statements which name Borrower(s) (under present name, any previous name or any trade or doing business name) as debtor and covering all jurisdictions referred to in paragraph (1) immediately above, together with copies of such other financing statements.

3. Other Recordings and Filings. Evidence of the completion of all other recordings and filings (including UCC-3 termination statements and other Lien release documentation) as may be necessary or, in the opinion of and at the request of Lender, desirable to perfect Lender's Lien on the Collateral and ensure such Collateral is free and clear of other Liens..

4. Power of Attorney. Powers of Attorney duly executed by each Credit Party executing the Agreement.

THIRD PARTY AGREEMENTS.

1. Landlord and Mortgagee Consents. Unless otherwise agreed to in writing by Lender, duly executed landlord and mortgagee waivers and consents from the landlords and mortgagees of all of Borrower's leased or owned locations where Collateral is held, in each case, in form and substance satisfactory to Lender.

2. Cash Management System. Duly executed Lock Box Account Agreements and, if required by Lender, pledged account agreements in respect of the Disbursement Accounts as contemplated by Schedule D.

3. Nonoffset and Consent Agreement. Nonoffset and Consent Agreement executed by Federal Home Loan Mortgage Corporation.


OTHER DOCUMENTS.

1. Secretary Certificate. A Secretary Certificate in the form of Exhibit H to the Agreement duly completed and executed by the Secretary of each Credit Party executing the Agreement, together with all attachments thereto.

2. Financial Statements and Projections. Copies of the Financial Statements and Projections, which Projections shall include a capital expenditures budget for Borrower in form and substance satisfactory to Lender.

3.   Insurance Policies. Certified copies of insurance policies described in
     Section 3.16, together with evidence showing loss payable or additional insured clauses or endorsements in favor of Lender.

4. Existing Lease Agreements. Copies of any existing real property leases and equipment leases to which Borrower is a party and any other document or instrument evidencing or relating to existing Indebtedness of Borrower, together with all certificates, opinions, instruments, security documents and other documents relating thereto, all of which shall be satisfactory in form and substance to Lender, certified by an authorized officer of Borrower as true, correct and complete copies thereof.

                                   Schedule G

                          ACCOUNTS MANAGEMENT SERVICES

Lender shall render the following Account management services to Borrower:

         1. Borrower shall electronically transmit to Lender an itemization of its daily sales by invoice number, invoice amount, name (and address if not previously given to Lender), and due date, as and when such sales arise in the ordinary course of business.

         2. Lender, based upon Borrower's daily sales journal reports, shall ledger such sales on its books and records.

         3. As and when collections of Accounts are received in the Lockbox and applied to the Obligations in accordance with the provisions of the Agreement, Lender shall make applications of collections from Account Debtors to the respective invoices owing by such Account Debtors.

         4. Promptly after the beginning of each month, in addition to the monthly statement supplied by Lender to Borrower pursuant to Section 1.10 hereof, Lender shall furnish Borrower with a monthly aging of its Accounts as of the end of the last month, based upon the daily sales reports previously furnished by Borrower to Lender and the daily collections received by Lender in the Lockbox and applied to the Obligations.

                                   Schedule H

                               FINANCIAL COVENANTS


As used in this Agreement (including this Schedule H covenant), the following terms shall have the following meanings:

"EBITDA" shall mean, for any period, Borrower's operating income (loss), excluding non-cash charges for compensation attributable to options, warrants and other equity instruments, depreciation, amortization and one-time non-operating charges, if any, as determined by Borrower in its reasonable judgment consistent with the information as or to be reported in Borrower's earnings releases and included or to be included in Borrower's Securities and Exchange Commission filings, and excluding deferred revenue adjustments as follows: Borrower may, from time to time, perform services under customized software arrangements. At times, GAAP accounting may require Borrower to recognize expenses before recognizing proportional revenues for such arrangements. If this occurs during the term of this Agreement, the actual EBITDA amount will be increased to the extent of any cash paid in advance (deferred Revenue) to Borrower for such arrangements.


(1) EBITDA. Borrower shall maintain Revenue and EBITDA of not less than the amounts set forth below for the periods corresponding thereto:

       Period                                 EBITDA
       ------                                 ------

       Fiscal Quarter ending
       June 30, 2001                          ($10,100,000)

       Fiscal Quarter ending
       September 30, 2001                      ($9,000,000)

       Fiscal Quarter ending
       December 31, 2001                       ($7,500,000)

(2) Cash, Restricted Cash, and Cash Equivalents. Commencing with the Fiscal Quarter ending March 30, 2002 and for each Fiscal Quarter thereafter, in the event that Borrower fails to maintain positive EBITDA and fails to maintain cash, restricted cash, cash equivalents, and Borrowing Availability of at least $5,000,000 at all times, there shall be an Event of Default hereunder.

                       DISCLOSURE SCHEDULES AND EXHIBITS




         The Disclosure Schedules and Exhibits to the Loan Agreement are omitted. The Company will provide these Disclosure Schedules and Exhibits upon request of the Commission.

                                                                    EXHIBIT 10.2

                              REVOLVING CREDIT NOTE

$15,000,000                                                       July 13, 2001
                                                      High Point, North Carolina

For value received, the receipt and sufficiency of which are hereby acknowledged, LENDINGTREE, INC., a Delaware corporation ("Borrower"), hereby promises to pay to the order of GE CAPITAL COMMERCIAL SERVICES, INC., a North Carolina corporation ("Lender"), $15,000,000 or such greater or lesser amount as shall be advanced by Lender from time to time, together with interest on the unpaid balance of such amount from the date of the initial Revolving Credit Advance. This Note is the Revolving Credit Note issued under the Loan and Security Agreement between Borrower and Lender of even date herewith (said agreement, as the same may be amended, restated or supplemented from time to time, being herein called the "Agreement") to which a reference is made for a statement of all of the terms and conditions of the Loan evidenced hereby. Capitalized terms not defined in this Note shall have the respective meanings assigned to them in the Agreement. This Note is secured by the Agreement, the other Loan Documents and the Collateral, and is entitled to the benefit of the rights and security provided thereby.

Interest on the outstanding principal balance under this Note is payable at the Index Rate, or, under the circumstances contemplated by the Agreement, at the Default Rate, in immediately available United States Dollars at the time and in the manner specified in the Agreement. The outstanding principal and interest under this Note shall be immediately due and payable on the Commitment Termination Date. Payments received by Lender shall be applied against principal and interest as provided for in the Agreement. Borrower acknowledges that (a) Lender is authorized under the Agreement to charge to the Revolving Credit Loan unpaid Obligations of Borrower to Lender, (b) the principal amount of the Revolving Credit Loan will be increased by such amounts, and (c) the principal, as so increased, will bear interest as provided for herein and in the Agreement.

To the fullest extent permitted by applicable law, Borrower waives: (a) presentment, demand and protest, and notice of presentment, dishonor, intent to accelerate, acceleration, protest, default, nonpayment, maturity, release, compromise, settlement, extension or renewal of any or all of the Obligations, the Loan Documents or this Note; (b) all rights to notice and a hearing prior to Lender's taking possession or control of, or to Lender's replevy, attachment or levy upon, the Collateral or any bond or security that might be required by any court prior to allowing Lender to exercise any of its remedies; and (c) the benefit of all valuation, appraisal and exemption laws.

Borrower acknowledges that this Note is executed as part of a commercial transaction and that the proceeds of this Note will not be used for any personal or consumer purpose.

Upon the occurrence of any one or more of the Events of Default specified in the Agreement, all amounts then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided therein.

Borrower agrees to pay to Lender all Fees and expenses described in the Agreement.

BORROWER ACKNOWLEDGES THAT BORROWER HAS WAIVED THE RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ON THIS NOTE. THIS NOTE IS GOVERNED BY THE LAW OF THE STATE OF North Carolina.



                                             LENDINGTREE, INC.


                                             By:/s/ Keith B. Hall

                                             Name: Keith B. Hall
                                             Title: Chief Financial Officer

                                                                      EXHIBIT 99

FOR IMMEDIATE RELEASE

Contacts:   Keith Hall               Deborah Roth                Brian Regan
            Senior Vice President    Senior Director,            Vice President of
            and CFO                  Corporate Communications    Finance
            (704) 944-8580           (704) 944-8571              (704) 944-8531
            khall@lendingtree.com    droth@lendingtree.com       bregan@lendingtree.com

          LENDINGTREE ANNOUNCES SECOND QUARTER 2001 FINANCIAL RESULTS,
               CONTINUES TO POST RECORD REVENUE AND IMPROVE EBITDA

- Record second quarter revenue of $15.8 million increases 29% versus previous quarter and 105% over the second quarter of 2000.

- EBITDA loss of $5.6 million, or $0.30 per share, is favorable to expectations by $0.03 per share, representing an improvement of 23% versus the previous quarter and 70% favorable to the second quarter of 2000.

- Value of loans closed through the LendingTree exchange a record of $3 billion.

- Total contribution margin per transmitted loan request improves nearly 300% over the previous quarter.

-    Upward revision to 2001 EBITDA guidance.

CHARLOTTE, N.C., JULY 23, 2001 -- LendingTree, Inc. (NASDAQ: TREE), the leading lending exchange and technology provider, today announced financial results for its second quarter ended June 30, 2001. During the second quarter, LendingTree posted record revenue of $15.8 million, which is $3.6 million, or 29%, greater than the previous record set in the first quarter and more than double the revenue of the same quarter in 2000.

The company posted a cash operating loss (EBITDA) of $5.6 million, or $0.30 per share, which is favorable to expectations by $0.03 per share. The EBITDA loss for the second quarter was 23% better than the first quarter EBITDA loss of $7.2 million and 70% favorable to the EBITDA loss for the second quarter of last year.

Doug Lebda, founder and CEO stated, "Our financial results continue to demonstrate LendingTree's leadership position in online lending. During the second quarter, LendingTree continued the trend of achieving our top line growth goals while exceeding bottom line expectations. We remain on track toward our objective of achieving sustainable profitable growth and a positive EBITDA during the first quarter of 2002."

Lebda continued, "During the second quarter, we facilitated a record $3 billion in closed loans through the LendingTree exchange. All of the loan products offered on our exchange contributed to this growth. At the same time, the continued adoption of our Lend-X(sm) technology by industry leaders resulted in record Lend-X(sm) technology revenue of $1.9 million this quarter. Year-to-date, we have signed seventeen new contracts for the Lend-X(sm) technology platform and its new Automated Decision Engine component."

Keith Hall, senior vice president and CFO of LendingTree stated, "Our second quarter results demonstrate the financial scalability of our business model. While revenue grew 29% over the previous quarter, our cash operating expenses rose approximately 10%, resulting in a higher margin. Consequently, our contribution margin per transmitted loan request increased nearly 300% over the first quarter, from $2.99 to $11.79 per transmit."

Hall added, "LendingTree has now recognized more than $28 million of revenue in the first half of 2001, nearly the same amount earned during the entire calendar year of 2000. Additionally, our EBITDA loss of $12.8 million for the first half of 2001 represents an improvement of 65% over the same period last year."

LendingTree's net loss to common shareholders for the second quarter 2001 was $12.4 million, or $0.66 per share. The difference between EBITDA and the net loss was due to non-cash charges related to compensation, dividends and accretion on preferred stock, the write-down of an investment, and depreciation.

LendingTree also announced that it had $14.0 million in cash at the end of the quarter and had not utilized any of the credit or equity lines, totaling approximately $40 million, it had previously arranged.

2001 BUSINESS OUTLOOK

The Company has provided below revised guidance for the balance of 2001, which includes a reduction in the full year EBITDA loss from $24.6 million to $23.0 million.

The following information has been revised from previous guidance and is based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not reflect the potential impact of events that may occur after the date of this release.

(all figures in millions, except % and transmit data)

                                       Q1           Q2
             METRIC                  ACTUALS      ACTUALS        Q3           Q4         FULL YEAR
             ------                  -------      -------        --           --         ---------
P & L Data:
----------

Revenue

            Exchange                $    11.3    $    13.9    $    14.3    $    13.7    $      53.2

            Lend-X Technology       $     1.0    $     1.9    $     2.0    $     2.3    $       7.2
                                    ---------    ---------    ---------    ---------    -----------

Total Revenue                       $    12.3    $    15.8    $    16.3    $    16.0    $      60.4

Gross Margin $                      $     8.8    $    12.2    $    12.3    $    12.0    $      45.3

Gross Margin %                           71.6%        77.3%        75.5%        75.0%          75.0%

Cash Operating Expense              $    16.0    $    17.8    $    17.6    $    16.9    $      68.3
                                    ---------    ---------    ---------    ---------    -----------

EBITDA                              $    (7.2)   $    (5.6)   $    (5.3)   $    (4.9)   $     (23.0)

                                                Q1           Q2
             METRIC                          ACTUALS      ACTUALS        Q3           Q4         FULL YEAR
             ------                          -------      -------        --           --         ---------
Volume Transmitted Loan Requests                  344          313          328          303          1,288
(000's)

Variable Marketing Exp.                     $     7.2    $     6.9    $     8.4    $     7.9    $      30.4

Revenue Per Transmit                        $   30.80    $   40.30    $   39.30    $   40.66    $     37.59

Variable Marketing Exp. Per Transmit        $   20.98    $   22.00    $   25.59    $   25.98    $     23.58
                                            ---------    ---------    ---------    ---------    -----------

Variable Marketing Contribution             $    9.82    $   18.30    $   13.71    $   14.68    $     14.01
Per Transmit

Total Contribution Margin Per               $    2.99    $   11.79    $    7.31    $    8.40    $      7.44
Transmit




The above statements contained in this Outlook are forward-looking statements that involve a number of risks and uncertainties. In addition to factors discussed above, among other factors that could cause actual results to differ materially are the following: business and economic conditions and changes in interest rates; changes in consumer borrowing patterns; and other risk factors listed from time to time in the company's SEC reports, including but not limited to the report on Form 10-Q for the quarter ended March 31, 2001.

CONFERENCE CALL INFORMATION: LendingTree has scheduled a conference call to discuss the company's financial results for the second quarter of 2001 on Tuesday, July 24th at 9:30 a.m. EST. To listen to the conference call, please dial 212-676-5188. A replay of the call will be available starting one hour after the completion of the call until 5:00 p.m. EST, July 29, 2001. The dial-in number for the replay will be 800-633-8284, Reservation # 19170111. The conference call will also be available via Webcast at LendingTree.com.

ABOUT LENDINGTREE, INC.

LendingTree (NASDAQ: TREE) is the Internet-based loan marketplace for consumers and lenders. LendingTree collects consumer credit requests and compares those requests and related credit information to the underwriting criteria of the more than 100 participating lenders in the LendingTree marketplace. Qualified consumers may receive multiple offers in response to a single loan request within hours and then compare, review, and accept the loan offer that best suits their needs. Lenders can generate new business that meets their specific underwriting criteria at reduced acquisition costs. The LendingTree marketplace encompasses most consumer credit categories, including mortgages, home equity loans, automobile loans, credit cards, and personal loans. For more information, or for a full listing of the more than 100 banks and lenders in the LendingTree marketplace please go to www.lendingtree.com or call 704-541-5351.

ABOUT LEND-X(SM)

Lend-X(sm) is LendingTree's online loan exchange technology that enables companies to quickly and easily embed a customized private label or co-branded loan marketplace into their site in a variety of different business models. Lend-X(sm) technology provides a fast, adaptable and reliable online lending solution for lenders and non-lenders alike with valuable access to LendingTree's online lending exchange of more than 100 banks and lenders. In conjunction with LendingTree's services, Lend-X can be used to provide access to loans for consumers of lenders and non-lenders alike. Lend-X(sm) clients include: Freddie Mac, S1 Corporation, priceline.com, America's MoneyLine (AML), EDS's Wendover, Home Account, MSN Money Central, Wachovia, Fleet Bank, Citizens Bank, and Affinity Plus Federal Credit Union.

This press release contains forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding: projected future revenues; optimism about the results of certain strategic and consumer initiatives; product and technological implementations; and projected expenditures and growth. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements. The Company's actual results might differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the Company's business, which include, but are not limited to: variations in consumer demand or acceptance; the willingness of lending institutions to offer their products over the Internet; further changes in the Company's relationships with existing lenders, companies, and/or strategic partners; the Company's ability to attract and integrate new lending companies and strategic partners; implementation of competing Internet strategies by existing and potential lending participants; implementation and acceptance of new product or service offerings, consumer lending industry regulation; competition in all aspects of the Company's business; fluctuations in operating results; or other unforeseen factors. The forward-looking statements should be considered in the context of these and other risk factors disclosed in the Company's filings with the Securities and Exchange Commission.



                                      # # #

                                LENDINGTREE, INC.
                              OPERATING STATISTICS
                       FOR THE QUARTER ENDED JUNE 30, 2001


                                                                      LENDINGTREE.COM AND LEND-X NETWORK
                                                     ----------------------------------------------------------------------
                                                     MORTGAGE   HOME EQUITY    AUTO     CREDIT CARD    PERSONAL     TOTAL
                                                     ----------------------------------------------------------------------
                  VOLUME
    ------------------------------------
    Loan Requests Transmitted:
      Number                                          116,815      48,455      53,659      76,415       17,796      313,140
      Volume of Loan Requests (in $ millions)        $ 17,880     $ 1,978     $   879     $   382      $   169     $ 21,288


    Loans Closed in Q2 2001
      Number                                            9,123      13,541       6,123      45,157 [1]    2,232       76,176
      Volume of Loans Funded (in $ millions)         $  1,899     $   718     $   117     $   226 [1]  $    24     $  2,984


             CONVERSION RATES
    ------------------------------------
    Transmit Rate                                        48.8%       74.8%       48.2%       95.8%        25.2%        48.0%

    Static Pool Close Rate (Quarterly Average)[2]         5.7%       24.8%       14.8%        6.9% [3]    20.7%        10.7%

            REVENUE (IN $000'S)
    ------------------------------------
    Network Revenue                                  $  5,732     $ 4,426     $   691     $ 1,084 [1]  $   242     $ 13,910 [4]
    Lend-X Technology Revenue                                                                                         1,899
                                                     ----------------------------------------------------------------------
    Total Revenue                                    $  5,732     $ 4,426     $   691     $ 1,084      $   242     $ 15,809

    Average Network Revenue per Transmit             $  49.07     $ 91.35     $ 12.87     $ 14.18      $ 13.58     $  40.30

                OTHER DATA
    ------------------------------------
    Number of Lenders                                      95          67          17          15           11          134 [5]

    Number of Employees                                                                                                 226



[1] Includes credit card cross-sell activity.

[2] The static pool close rate incorporates the average time lag between the submission of a loan request (a "QF") and the closure of a loan. It represents the closure rate of approved QFs from a static pool of requests submitted in the most recent month with a complete closure cycle. A static pool is considered to have a complete closure cycle after 120 days from the month in which a mortgage QF was submitted, 90 days after a home equity QF was submitted, 60 days after an auto or personal QF was submitted, and less than 30 days after a credit card QF was submitted.

[3] The close rate for credit cards represents the percentage of cards transmitted via the Network that resulted in card issuances in the second quarter (excluding credit card cross-sell activity).

[4] Total Network Revenue does not add across as the total includes Set-Up Fees, Adaptive Marketing Fees and Realty Services Revenue.

[5] Number of Lenders do not add across because a lender can offer multiple loan products. The total lender number is the discrete number of LendingTree Network participants.

                                LENDINGTREE, INC.

                    OPERATING STATISTICS BY MARKETING CHANNEL
                       FOR THE QUARTER ENDED JUNE 30, 2001

                                                             ----------------------------------------------------------------
                                                              LT.COM   LEND-X/B2B  AFFILIATES  CROSS-SELL/OTHER       TOTAL
                                                             ----------------------------------------------------------------
               REVENUE (IN $000'S)
    -------------------------------------------
    Network Revenue                                          $  9,524    $1,866      $ 1,502       $1,018 [1]        $ 13,910
    Lend-X Technology Revenue                                       0     1,899            0            0            $  1,899
                                                             --------    ------      -------       ------            --------
    Total Revenue                                            $  9,524    $3,765      $ 1,502       $1,018            $ 15,809

             MARKETING & ADVERTISING
    -------------------------------------------
    Variable Marketing & Advertising Costs (in $000s) [2]    $  5,629    $  447 [3]  $   812       $    0            $  6,888

                      VOLUME
    -------------------------------------------
    Loan Requests Transmitted                                 201,092    47,472 [3]   64,576            0             313,140

               AVERAGE PER TRANSMIT
    -------------------------------------------
    Average Network Revenue per Transmit                     $  47.36    $12.08 [3]  $ 23.26       $ 3.25            $  40.30
    Variable Marketing & Advertising Cost per Transmit       $  27.99    $ 9.43      $ 12.58       $ 0.00            $  22.00
                                                          -------------------------------------------------------------------
    Variable Marketing Contribution Margin per Transmit      $  19.37    $ 2.65      $ 10.68       $ 3.25            $  18.30


[1] Includes Credit Card Cross-sell Fees, Set-up Fees, and Adaptive Marketing
    Fees.

[2] Variable Marketing & Advertising includes working media advertising, affiliate network costs and Lend-X network costs.

[3] Variable marketing costs, loan requests transmitted and average network revenue per transmit excludes Lend-X revenue derived from Affinity Partners.

                                LENDINGTREE, INC.
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                             FOR THE THREE MONTHS               FOR THE SIX MONTHS
                                                                ENDED JUNE 30,                    ENDED JUNE 30,
                                                            2000              2001              2000          2001
                                                           --------         --------         --------         --------
                                                                 (in thousands,                     (in thousands,
                                                             except per share data)            except per share data)
Revenue:
         Network                                           $  7,302         $ 13,910         $ 11,675         $ 25,154
         Lend-X technology                                      397            1,899              507            2,911
                                                           --------         --------         --------         --------
            Total revenue                                     7,699           15,809           12,182           28,065
                                                           --------         --------         --------         --------
Cost of revenue:
         Network                                              1,914            3,245            3,455            6,281
         Lend-X technology                                      153              348              275              798
                                                           --------         --------         --------         --------
            Total cost of revenue                             2,067            3,593            3,730            7,079

Gross profit:
         Network                                              5,388           10,665            8,220           18,873
         Lend-X technology                                      244            1,551              232            2,113
                                                           --------         --------         --------         --------
            Total gross profit                                5,632           12,216            8,452           20,986

Operating expenses:
   Product development                                        1,049            1,164            1,564            2,249
   Marketing and advertising                                 18,734           10,600           33,620           19,474
   Sales, general and administrative                          5,513           11,472           10,699           20,565
                                                           --------         --------         --------         --------
            Total operating expenses                         25,296           23,236           45,883           42,288
                                                           --------         --------         --------         --------
Loss from operations                                        (19,664)         (11,020)         (37,431)         (21,302)
Loss on impaired investments                                     --             (350)              --             (350)
Interest income                                                 885              188            1,422              346
Interest expense and other financing charges                    (17)             (85)             (17)            (128)
                                                           --------         --------         --------         --------
Net loss                                                    (18,796)         (11,267)         (36,026)         (21,434)
                                                           --------         --------         --------         --------
Accretion of mandatorily redeemable preferred stock              --             (188)              --             (206)
Dividends on convertible preferred stock                         --             (906)          (2,461)            (961)
                                                           --------         --------         --------         --------
Net loss attributable to common shareholders               $(18,796)        $(12,361)        $(38,487)        $(22,601)
                                                           ========         ========         ========         ========
Net loss per common share - basic and diluted              $  (1.04)        $  (0.66)        $  (2.79)        $  (1.17)
                                                           ========         ========         ========         ========
Weighted average shares used in basic and diluted
  net loss per common share calculation                      18,023           18,765           13,774           19,299
                                                           ========         ========         ========         ========
Other Information:
  Certain non-cash charges:
    Depreciation and amortization                               265            1,964              297            3,894
    Non-cash compensation charges                               550            3,494            1,043            4,625
  Operating loss before depreciation, amortization
    and non-cash compensation charges                       (18,849)          (5,562)         (36,091)         (12,783)